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Exhibit 99.2

SUPPLEMENTAL INFORMATION RELATING TO ALIBABA GROUP

I. FORWARD LOOKING STATEMENTS

       This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industry and the regulatory environment in which we and companies integral to our ecosystem operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions.

       The global and PRC Internet, retail, wholesale, online and mobile commerce, cloud computing and data industries market may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business, financial condition and results of operations. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

       The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely and with the understanding that our actual future results may be materially different from what we expect.

II. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

       The following discussion and analysis of our financial condition and results of operations contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2012, 2013 and 2014 are to the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Overview

       We are the largest online and mobile commerce company in the world in terms of gross merchandise volume in 2013, according to the IDC GMV Report. We operate our marketplaces as a platform for third parties, and we do not engage in direct sales, compete with our merchants or hold inventory. We operate Taobao Marketplace, China's largest online shopping destination, Tmall, China's largest third-party platform for brands and retailers, in each case in terms of gross merchandise volume, and Juhuasuan, China's most popular group buying marketplace by its monthly active users, in each case in 2013 according to iResearch. These three marketplaces, which comprise our China retail marketplaces, generated a combined GMV of RMB2,015 billion (US$328 billion) in the twelve months ended September 30, 2014. There were 307 million active buyers on these marketplaces in the twelve months ended September 30, 2014 and 8.5 million active sellers in the twelve months ended June 30, 2014. In addition to our three China retail marketplaces, we operate Alibaba.com, China's largest global wholesale marketplace in 2013 by revenue, according to iResearch, 1688.com, our China wholesale marketplace, and AliExpress, our global consumer marketplace, as well as provide cloud computing services.

       We provide the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with consumers and businesses. We have been a leader in developing online marketplace standards in China, including consumer protection programs, marketplace rules, qualification standards for merchants, and buyer and seller rating systems. Given the scale we have been able to achieve, an ecosystem has developed around our platform that consists of buyers, sellers, third-party service providers, strategic alliance partners, and investee companies. Our platform and the role we play in connecting buyers and sellers and making it possible for them to do business anytime and anywhere is at the nexus of this ecosystem. Much of our effort, our time and our energy is spent on initiatives that are for the greater good of the ecosystem and the various participants in it. We feel a strong responsibility for the continued development of the ecosystem and we take ownership for this development. Accordingly, we refer to this as "our ecosystem."

       Consumers and businesses benefit from our ecosystem because they can access products and services with a combination of selection, value, quality, convenience and customer experience that is not available elsewhere. Merchants are enabled by our tools and infrastructure to do business and flourish on our platform. Other participants in our ecosystem — including marketing affiliates, logistics providers, independent software vendors and various professional service providers — provide valuable services to our buyer and seller customers. Our ecosystem has strong self-reinforcing network effects that benefit our marketplace participants, who are invested in our ecosystem's growth and success.

       We have experienced significant growth across various key metrics for our China retail marketplaces:

       We have also recently experienced significant growth in our mobile monetization on our China retail marketplaces:

       We have achieved significant scale and growth. Our total revenue increased by 72.4% from RMB20,025 million in fiscal year 2012 to RMB34,517 million in fiscal year 2013, and further increased by 52.1% to RMB52,504 million (US$8,554 million) in fiscal year 2014. Our total revenue increased by 50.0% from RMB21,728 million in the six months ended September 30, 2013 to RMB32,600 million (US$5,311 million) in the same period in 2014. Our net income increased by 85.4% from RMB4,665 million in fiscal year 2012 to RMB8,649 million in fiscal year 2013 and further increased by 170.6% to RMB23,403 million (US$3,813 million) in fiscal year 2014. Our net income increased by 64.8% from RMB9,385 million in the six months ended September 30, 2013 to RMB15,468 million (US$2,520 million) in the same period in 2014. In the six months ended September 30, 2014, our net income included a net gain of RMB6,535 million (US$1,065 million) from step-up acquisitions arising from revaluations of previously held equity interests.

Key Marketplaces and Services

       Our marketplaces and services include the following:

Commerce Businesses

	China	International
Retail	Taobao Marketplace	AliExpress
	Online shopping destination	Global consumer marketplace
Tmall Platform
Brands and retail platform
Juhuasuan
Group buying marketplace
Wholesale	1688.com	Alibaba.com
	Wholesale marketplace	Global wholesale marketplace

Cloud Computing and Internet Infrastructure

       Alibaba Cloud Computing offers a complete suite of cloud computing services, including elastic computing, database services and storage and large scale computing services for our platforms and the platforms of companies integral to our ecosystem, such as Alipay, to sellers on our marketplaces, and other third-party customers, such as start-up companies in mobile applications and Internet gaming to established corporations in digital entertainment, consumer electronics, financial services, mobile communications, healthcare and education. We also provide Internet infrastructure services, such as web hosting and domain name registration.

Our Monetization Model

       The revenue we generate on our retail marketplaces is highly correlated to the amount of GMV transacted as well as to the monetization rate achieved on such GMV. The revenue on our wholesale marketplaces is largely driven by the number of paying members. We primarily derive revenue from online marketing services where sellers pay us marketing fees to acquire user traffic, commissions based on GMV for transactions settled through Alipay and membership fees. In fiscal year 2014, pay-for-performance, or P4P, marketing services, display marketing services, commissions and fees from memberships and value-added services accounted for 45.3%, 7.7%, 24.3% and 9.8% of our total revenue, respectively. As described below, our marketing services are primarily performance-based, using market-based bidding systems so that each merchant determines the price it is willing to pay for such services. The price a merchant is willing to pay for marketing services generally depends on the merchant's expected GMV, profit margins and lifetime value of customers acquired from such marketing investment.

       China Commerce Retail. We generate revenue from our China retail marketplaces — Taobao Marketplace, Tmall and Juhuasuan — primarily through the monetization models described below. In the twelve months ended June 30, 2014, 78.1% of GMV on our China retail marketplaces was settled through Alipay. The percentage of GMV transacted on our China retail marketplaces that settles through Alipay does not vary significantly across such marketplaces. In fiscal year 2014, 69.4% and 28.1% of our China retail marketplaces revenue were generated from online marketing services and commissions, respectively.

  •
  Online Marketing Services. Online marketing services consist of:

  P4P marketing services, where sellers bid for keywords that match product or service listings appearing in search or browser results on a cost-per-click, or CPC, basis at prices established by our online auction system, which facilitates price discovery through a market-based bidding mechanism. P4P marketing services are provided both on our marketplaces as well as through third-party marketing affiliates;

  Display marketing, where sellers bid for display positions on the relevant marketplaces or through our third-party marketing affiliates at fixed prices or prices established by a real-time bidding system on a cost-per-thousand impression, or CPM, basis;

  For both P4P marketing and display marketing services, we generate a portion of such revenue through third-party marketing affiliates. Revenue from P4P and display marketing services provided through third-party marketing affiliates represented 6.6%, 6.4% and 6.0% of our total revenue in fiscal years 2012, 2013 and 2014, respectively.

  Taobaoke program, where sellers on Taobao Marketplace and Tmall pay us commissions based on a percentage of GMV for transactions settled through Alipay from users sourced from third-party marketing affiliates. Commissions on Taobaoke are set by the sellers and depend on the amount the seller is willing to pay to generate incremental sales through this channel.

  A significant portion of that commission (of which only our share is recognized as our revenue) is shared with our third-party marketing affiliates; and

  Placement Services, where sellers pay placement fees to purchase promotional slots on our Juhuasuan marketplace for a specified period;

  •
  Commissions on Transactions. In addition to purchasing online marketing services, sellers on Tmall and Juhuasuan also pay a commission based on a percentage of GMV for transactions settled through Alipay in the respective marketplaces. The commission percentages typically range from 0.3% to 5% depending on the product category. The commission rate we establish varies according to our estimate of the industry profit margins in specific product categories, which we believe mainly determines the amount a seller is willing to pay to generate sales or attract buyers through this channel, and our strategic considerations. For example, for categories that typically have lower gross margins, such as consumer electronics, we charge a lower commission rate, whereas for categories such as apparel and luxury goods, where gross margins are generally higher for the merchants, we charge a higher commission rate; and

•	Storefront Fees. Our revenue from storefront fees is primarily comprised of monthly subscription fees for Wangpu , our storefront software that includes a suite of tools that assist sellers in upgrading, decorating and managing their storefronts.

Marketplace or platform
Purchaser of services:	Taobao Marketplace(1)	Tmall	Juhuasuan
Taobao Marketplace sellers	• P4P marketing fees • Display marketing fees • Taobaoke commissions • Storefront fees	• Not applicable	• Commissions • Placement fees
Tmall merchants	• P4P marketing fees • Display marketing fees	• Commissions • P4P marketing fees • Display marketing fees • Taobaoke commissions	• Commissions • Placement fees

(1)
Revenue from Taobao Marketplace also includes lottery commissions.

       China Commerce Wholesale. We generate revenue from our China wholesale marketplace — 1688.com — primarily through:

  •
  Fees from Memberships and Value-added Services. Revenue from our China wholesale marketplace is primarily generated from the sale of China TrustPass memberships, which allow wholesalers to host premium storefronts, with access to basic data analytic applications, and upgraded storefront management tools, as well as from value-added services, such as premium data analytics. In fiscal year 2014, 74.1% of our China wholesale marketplace revenue was generated from fees from memberships and value-added services.

  •
  Online Marketing Services. Revenue from online marketing services on our China wholesale marketplace is derived from P4P marketing services and keyword bidding. In fiscal year 2014, 25.9% of our China wholesale marketplace revenue was generated from online marketing services.

       Historically, 1688.com was a marketplace that enabled buyers to locate sellers and find products, and it did not enable buyers and sellers to transact with each other through the platform. We have extended our business model to create a transaction platform on 1688.com to enable wholesalers to transact with buyers, the majority of whom are merchants on our retail marketplaces. Buyers and sellers are able to conduct transactions through Alipay directly on 1688.com and have access to settlement and other services on the platform. We have not yet determined what methods we will use to monetize this transaction service.

       International Commerce Retail. We generate revenue from our international commerce retail marketplaces, primarily AliExpress, through commissions, which are 5% of GMV for transactions settled through Alipay. We also generate revenue on AliExpress from sellers who participate in the third-party marketing affiliate program for this marketplace. Revenue generated by the third-party marketing affiliate program is in addition to the 5% commission sellers pay. In the twelve months ended June 30, 2014, 65% of GMV generated on AliExpress was settled through Alipay.

       International Commerce Wholesale. We generate revenue from our global wholesale marketplaces — Alibaba.com — primarily through:

  •
  Fees from Membership and Value-added Services. Revenue from our global wholesale marketplace is primarily generated from the sale of our Gold Supplier memberships on Alibaba.com, which allow wholesalers to host premium storefronts, with product listings on the marketplace, as well as value-added services, such as product showcase, custom clearance, value-added tax, or VAT, refund and other import/export business solutions. In fiscal year 2014, 87.6% of our global wholesale marketplace revenue was generated from fees from memberships and value-added services.

  •
  Online Marketing Services. Revenue from online marketing services on our global wholesale marketplace is primarily derived from P4P marketing services. In fiscal year 2014, 12.4% of our global wholesale marketplace revenue was generated from online marketing services.

       Cloud Computing and Internet Infrastructure. We generate revenue from cloud computing and Internet infrastructure services primarily from the time- and usage-based provision of cloud computing services, such as elastic computing, database services and storage and large scale computing services, as well as from web-hosting and domain name registration.

       Others. We generate revenue from other services that we provide to our marketplace participants, including micro-finance services through our SME loan business.

Our Operating Philosophy

       Our operating philosophy is to manage our various business units to a single profit and loss, or "P&L," rather than setting compartmentalized P&L targets for each business unit. We believe placing specific financial targets, such as revenue, margin or profit, for individual businesses or managers would create barriers against cooperation, damage the network effects among our marketplaces and negatively impact the long-term profit potential of our business. We instead ask our managers to be accountable for operating metrics that reflect the health of our marketplaces and the contribution of their units to our entire business. We believe this approach is consistent with the spirit of the Alibaba Partnership as it closely aligns interests, encourages collaboration and focuses leaders on building a sustainable and thriving ecosystem.

       We do not manage our business by allocating revenue among individual marketplaces or business units. We assess the financial performance of our business by reviewing revenues generated in the China commerce and international commerce categories and, within each category, between retail and wholesale. We cross-promote and provide services of our various marketplaces to our users. We believe this approach improves the user experience and enhances our monetization opportunities across our entire business. For example, when searching for product listings, buyers on Taobao Marketplace will also see products from Tmall merchants. In addition, Tmall merchants purchase online marketing services displayed on Taobao Marketplace. Furthermore, we do not manage the business by cross-charging for internal traffic acquisition cost between Taobao Marketplace and Tmall as we believe such cross-charge or cost allocation creates friction and discourages cooperation among business units. We believe this "cross-pollination" among marketplaces improves the buyer experience, is beneficial for our merchants and encourages and develops the network effects in our ecosystem.

Factors Affecting our Results of Operations

       Number and Engagement of Buyers and Sellers and GMV Transacted on Our Marketplaces. Buyers are attracted to our marketplaces by the breadth and depth of product listings, the attractive online shopping experience and the convenient and secure payment and escrow services offered by Alipay. Sellers are attracted to our marketplaces by our strong user traffic as well as the marketing, cloud computing, sourcing, data and communications services we offer, which allow them to effectively target potential buyers and operate more efficiently. The GMV transacted on our marketplaces is driven by the level of user traffic visiting our marketplaces, buyer engagement and activity on our marketplaces, the relevance of product or service listings when a user searches or browses our content and the number of product categories from which buyers purchase products and services.

  Our Ability to Achieve and Increase Monetization.

       Retail marketplaces. We primarily generate our revenue from monetization models that include online marketing services, such as P4P marketing services, as well as commissions based on a percentage of GMV transacted on Tmall, Juhuasuan and AliExpress and settled through Alipay. Our ability to increase monetization is affected by a number of factors, including:

  •
  the GMV mix between Taobao Marketplace and Tmall. An increase in the GMV contribution of Tmall as a portion of total GMV enhances our ability to increase revenue because Tmall merchants generally pay marketing service fees for their products to be displayed on Taobao Marketplace and Tmall in addition to commissions. Accordingly, for the same amount of GMV transacted on our China retail marketplaces, the average amount of revenue we generate from Tmall merchants is higher than from Taobao Marketplace merchants; and

  •
  the category mix of GMV transacted on our marketplaces. Our ability to monetize GMV transacted on our marketplaces is related to the profitability of various product categories to the seller and the seller's ability and willingness to pay customer acquisition or sales generation costs in the form of fees for online marketing services or commissions. For example, for categories that generally have lower gross margins for the merchants, such as consumer electronics, we typically achieve lower monetization rates, whereas for categories such as apparel, where gross margins are generally higher for the merchants, we can achieve higher monetization rates.

       Monetization of our mobile platforms. The increasing use of mobile devices to access our marketplaces requires us to develop and improve mobile monetization technologies. The success of this effort will be increasingly important to the extent shopping on mobile devices displaces transactions that could have occurred on personal computers. We expect mobile GMV as a percentage of total GMV will continue to grow, as we see increasing number of users accessing our platforms through mobile devices. Our mobile MAUs were 217 million in the month ended September 30, 2014, compared with 188 million in the month ended June 30, 2014 and 163 million in the month ended March 31, 2014. We believe that users of our mobile apps have commercial intent and that our display of performance-based mobile marketing services provides useful content for users in a native format. Our current focus is on increasing mobile GMV and user engagement.

       We are working with merchants on our marketplaces to increasingly take advantage of our mobile interfaces to drive growth in their businesses. While mobile GMV is increasing, we expect monetization rates for mobile interfaces in the near term will be lower than those we have achieved from personal computer interfaces. Over time, we expect the increasing use of mobile devices to have a positive impact on our business. We expect that our mobile monetization rates will continue to approach the rates we realize on our personal computer interfaces as:

  •
  we enhance our mobile-based marketing products for sellers;

  •
  we realize the benefits associated with the increased convenience of mobile shopping;

  •
  our sellers utilize the ability of our mobile shopping apps to provide more personalized and targeted marketing messages to buyers, including location-based promotions;

  •
  our mobile shopping apps make it easier to do business anywhere, anytime; and

  •
  payment apps developed by Alipay facilitate seamless mobile transactions.

       The impact of growth in mobile activity is particularly significant on our China retail marketplaces. The following table sets forth information with respect to GMV, revenue and rates of monetization realized in respect of our China retail marketplaces for the periods presented:

	Three months ended
	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014
	(in millions of RMB, except percentages)
China retail marketplaces:
GMV	345,696	294,184	345,134	373,659	528,709	430,085	500,916	555,666
Mobile GMV	25,661	31,507	41,299	54,823	104,391	118,001	164,428	199,054
as a percentage of GMV	7.4%	10.7%	12.0%	14.7%	19.7%	27.4%	32.8%	35.8%
Revenue	9,588	6,754	8,667	8,645	16,149	9,371	12,639	12,769
Mobile revenue	140	147	240	332	1,171	1,162	2,454	3,719
as a percentage of revenue	1.5%	2.2%	2.8%	3.8%	7.3%	12.4%	19.4%	29.1%
Monetization rate	2.77%	2.30%	2.51%	2.31%	3.05%	2.18%	2.52%	2.30%
Mobile monetization rate	0.55%	0.47%	0.58%	0.61%	1.12%	0.98%	1.49%	1.87%

       Over time, we have begun to increasingly monetize mobile GMV beyond commissions through the introduction of online marketing services through mobile interfaces. As a result of these monetization efforts, our mobile monetization rate began to increase significantly starting from the three months ended December 31, 2013. The mobile monetization rate of 1.87% in the three months ended September 30, 2014 was more than three times the 0.61% in the same period in the prior year, while mobile revenue increased by 1,020% over the same period.

       Wholesale Marketplaces.    Revenue on our wholesale markets — 1688.com and Alibaba.com — is primarily driven by the number of paying members, membership renewal rates and other value-added marketing services we provide to members. The number of buyers using our wholesale marketplaces will affect sellers' willingness to purchase and renew membership packages with us and to use our marketing services. We periodically review ways to increase value for our participants and create new monetization opportunities for our wholesale marketplaces. For example, going forward, we may generate revenue on 1688.com through monetization of activity on the transaction platform, although we have not yet determined what methods we will use to monetize this transaction service.

       Perception of Merchants of the Expected Value of Marketing Spending across Periods.    On our China retail marketplaces, revenue may be viewed as the fees sellers are willing to pay to distribute and promote their products and services, build their brands and acquire more customers through our marketplaces. The willingness of a seller to pay these fees is a function of the sales and profit the seller expects to generate on our marketplaces. These fees may be derived from online marketing services, commissions or from various other fee-based services. The mix of services chosen by a seller to achieve its business goals and promote its products and storefronts may shift over time. On an annual basis, revenue generally grows at a similar rate as GMV, even though the differential between GMV and revenue growth rates is more pronounced on a quarterly basis. Due to promotional events and higher consumer spending in the quarters ended June 30 and December 31, merchants are inclined to allocate more of their marketing spending during these periods to compete for and attract this consumer spending, which therefore drives revenue growth during those periods disproportionately to GMV growth and because increased demand for such services also increases pricing. Conversely, during the quarters ending September 30 and March 31, when merchants expect lower seasonal sales, they generally allocate less advertising spend and revenue growth is less pronounced than GMV growth. These trends tend to even out over any given year such that revenue growth correlates with GMV growth on an annual basis.

       Operating Leverage of Our Marketplace Business Model.    Our business model has significant operating leverage and our ecosystem enables us to realize structural cost savings, particularly for our retail marketplace businesses. For example, Taobao Marketplace drives significant traffic to Tmall as Tmall product listings also appear on Taobao Marketplace search result pages. In addition, promotional slots purchased on Juhuasuan by Taobao Marketplace and Tmall sellers also drive buyers to Taobao Marketplace and Tmall storefronts, thereby enabling sellers to introduce buyers to additional product and service offerings beyond those featured on the particular Juhuasuan promotion and drive additional user traffic. This network effect allows for lower traffic acquisition costs across our marketplaces. In addition, due to the large number of buyers on our marketplaces, we are able to attract a large number of sellers, which in turn provides a strong source of customers for our online marketing and storefront services. Sellers purchase marketing services through a self-service platform on our China retail marketplaces. As a result, we do not rely on a field sales force to generate revenue for our China retail marketplaces. Our business model also enables us to avoid the costs, risks and capital requirements associated with sourcing merchandise or holding inventory.

       Our Investment in User Base, Technology, People and Infrastructure.    We have made, and will continue to make, significant investments in our platform and ecosystem to attract consumers and businesses, enhance user experience and expand the capabilities and scope of our marketplaces. We expect our investments will include developing and marketing new online and mobile products and services, enhancing our cloud computing business, including YunOS, an operating system for mobile and entertainment devices, and developing new tools and enablers to attract additional buyers and sellers to our marketplaces. Our operating leverage and margin levels enable us to continue to invest in our people, particularly engineers, scientists and product management personnel, as well as in our underlying technology infrastructure. In addition, as a result of our financial strength, we expect to invest in new and existing businesses which will lower our margins but deliver overall long-term growth.

       Strategic Investments and Acquisitions.    We have made, and intend to continue to make, strategic investments and acquisitions to expand our user base and add complementary products and technologies. For example, we expect to continue to make strategic investments and acquisitions relating to mobile, O2O services, digital media and category expansion as well as logistics services. Our strategic investments and acquisitions may affect our future financial results. For example, our recently completed acquisitions, including UCWeb, OneTouch, Alibaba Pictures and AutoNavi resulted in an increase of approximately 7,400 additional employees but are not expected to materially increase our revenue in the short term. Moreover, we expect acquisitions of entities with lower overall margins than our margins will have the effect of lowering our margins.

Components of Results of Operations

Revenue

       The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,							Six months ended September 30,
	2012		2013		2014			2013		2014
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in millions, except percentages)
China commerce
Retail	13,422	67.0%	26,970	78.1%	42,832	6,978	81.6%	17,312	79.7%	25,408	4,139	77.9%
Wholesale	2,215	11.1%	2,197	6.4%	2,300	375	4.4%	1,094	5.0%	1,499	244	4.6%

Total China commerce	15,637	78.1%	29,167	84.5%	45,132	7,353	86.0%	18,406	84.7%	26,907	4,383	82.5%

International commerce
Retail	223	1.1%	392	1.1%	938	153	1.8%	389	1.8%	777	127	2.4%
Wholesale	3,542	17.7%	3,768	10.9%	3,913	637	7.4%	1,904	8.8%	2,309	376	7.1%

Total International commerce	3,765	18.8%	4,160	12.0%	4,851	790	9.2%	2,293	10.6%	3,086	503	9.5%

Cloud computing and Internet infrastructure	515	2.6%	650	1.9%	773	126	1.5%	364	1.7%	521	85	1.6%
Others	108	0.5%	540	1.6%	1,748	285	3.3%	665	3.0%	2,086	340	6.4%

Total revenue	20,025	100.0%	34,517	100.0%	52,504	8,554	100.0%	21,728	100.0%	32,600	5,311	100.0%

GMV	663,412		1,077,169		1,677,587	273,312		718,793		1,056,582	172,138

       We generate substantially all of our revenue from our retail and wholesale marketplaces. We also earn revenue from services associated with our cloud computing and Internet infrastructure services as well as other revenue primarily consisting of interest income generated by our SME loan business. See "— Our Monetization Model." Substantially all of our revenue is attributable to our businesses in China.

Cost of Revenue

       The principal components of our cost of revenue include: payment processing fees paid to Alipay or other financial institutions; traffic acquisition costs paid to third-party marketing affiliates either at a fixed price or on a revenue sharing basis; expenses associated with the operation of our websites, such as bandwidth and co-location fees, and depreciation and maintenance expenses for our computers, servers, call centers and other equipment; salary, bonuses, benefits and share-based compensation expense relating to customer service and web operation personnel and payment processing consultants; unit-volume driven rebates; business taxes and related surcharges; and allowance for doubtful accounts in relation to the micro loans. Due to tax reform in China that replaced the business tax with VAT, which is netted against revenue, business tax is no longer a significant part of cost of revenues starting from late fiscal year 2013.

Product Development Expenses

       Product development expenses primarily include salaries, bonuses, benefits and share-based compensation expense for our employees engaged in the development, maintenance and enhancement of the infrastructure, applications, operating systems, software, databases and networks for our marketplaces, mobile products and service platforms. In addition, product development expenses include royalty fees paid to Yahoo pursuant to the Yahoo TIPLA. These royalty fees terminated upon completion of our initial public offering in September 2014. We expense all of our product development costs as they are incurred.

Sales and Marketing Expenses

       Sales and marketing expenses primarily consist of online and offline advertising expenses, promotion expenses, sales commissions paid for membership acquisition for our wholesale marketplaces, and salaries, bonuses, benefits and share-based compensation expense for our employees engaged in sales and marketing functions.

General and Administrative Expenses

       General and administrative expenses consist mainly of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, professional services fees, office facilities, other support overhead costs and charitable contributions. In fiscal year 2014, these expenses included an equity-settled donation expense of RMB1,269 million (US$207 million) relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai. As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million (US$207 million) was recognized in full.

Other Income, Net

       Other income, net primarily consists of royalty fees and software technology service fees paid by Alipay as well as government grants. Alipay pays us royalty fees and software technology service fees pursuant to an intellectual property and software technology services agreement. In August 2014, we, Ant Financial Services and Alipay amended the terms of the intellectual property and software technology services agreement, including the amount of the royalty fees and service fees. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize such income when the grants are received and no further conditions need to be met.

Interest Expense

       Our interest expense is comprised of interest payments, incidental charges associated with our bank borrowings and dividends on our redeemable preference shares. Our interest expense became more significant starting from fiscal year 2013 as a result of our previous credit facilities with an aggregate principal amount of US$4.0 billion, which were used to fund our privatization of Alibaba.com and to partially finance the repurchase of our ordinary shares from Yahoo in September 2012, and the payment of dividends on the US$800 million redeemable preference shares we issued to Yahoo in September 2012. We have also incurred interest expense and transaction costs in connection with the US$8.0 billion credit facility that we obtained in April 2013, which was fully drawn down as of September 30, 2014. The US$8.0 billion credit facility has a lower average interest rate than that of the US$4.0 billion credit facilities. We amortize certain upfront fees and other incidental fees paid to the lenders of the US$8.0 billion credit facility over the estimated term of the facility. As of September 30, 2014, the total amount of such upfront fees and other incidental fees to be amortized was RMB901 million (US$147 million). To the extent we repay the US$8.0 billion credit facility before the expiration of its term, such unamortized upfront fees and other incidental fees will immediately be recorded as interest expense in the period when the repayment occurs. In addition, we obtained a US$3.0 billion revolving credit facility in August 2014, which we have not yet drawn.

Income Tax Expense

       Our income tax expense is comprised primarily of current tax expense, mainly attributable to certain profitable subsidiaries in China, and deferred tax expense, mainly including withholding tax on dividends to be distributed by our major subsidiaries operating in China.

Taxation

Cayman Islands Profits Tax

       Under Cayman Islands law, our company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Hong Kong Profits Tax

       Our company's subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% in fiscal years 2012, 2013 and 2014.

PRC Income Tax

       Under the PRC Enterprise Income Tax Law, or EIT Law, the standard enterprise income tax rate is 25%. Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. Entities recognized as Software Enterprises are exempt from the EIT for two years beginning from their first profitable year and are entitled to a 50% reduction in EIT for the following three years. Furthermore, entities recognized as key software enterprises within the PRC national plan enjoy a preferential EIT rate of 10%. Certain subsidiaries received the above preferential tax treatments during calendar years 2011, 2012, 2013 and 2014. One of our major subsidiaries in China, Zhejiang Tmall Technology Co. Ltd., or ZTT, which is a wholly foreign-owned enterprise primarily involved in the operation of Tmall, is currently in its third profitable year, and as a result is no longer fully exempt from paying EIT but will be subject to an EIT rate of 12.5% (or 50% of the standard statutory rate) in calendar years 2014, 2015 and 2016, and to an EIT rate of 15% thereafter for so long as the subsidiary continues to qualify as a High and New Technology Enterprise. Accordingly, we expect our effective tax rate to increase in fiscal year 2015. Had ZTT been subject to an EIT rate of 12.5% or 15.0% for the entire fiscal year 2014, our overall effective tax rate, after taking into account the 5% withholding tax on our distributable earnings, would have been 20.0% or 22.0%, respectively, in fiscal year 2014 instead of 11.9%.

Business Tax, VAT and Other Levies

       Our PRC subsidiaries were subject to business tax and related surcharges on the revenue earned for services provided in China. The applicable business tax rate was 5%. In our consolidated income statement, business tax and related surcharges for revenue earned from customers are recognized as cost of revenue. Effectively starting from late fiscal year 2013, our major PRC subsidiaries became subject to VAT on revenue earned for most services under a national VAT reform program which replaced the business tax regime in China. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to credit VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

       Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least a 25% equity interest in the PRC company and who meet the relevant conditions or requirements pursuant to the tax arrangement between the PRC and Hong Kong. As the equity holders of our major subsidiaries in China are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated based on a 5% withholding tax.

Share-based Compensation

       We have various equity incentive plans pursuant to which the employees, consultants and directors of our company, our affiliates and certain other companies are granted options or awarded RSUs to acquire our ordinary shares. We believe share-based awards are vital to attract, motivate and retain our employees, and in the case of grants to non-employees, to incentivize such non-employees. In addition to on-hire grants for new recruits above a specific job level, we also make performance grants and promotion grants on an annual basis to our top performing employees. RSUs and share options granted in the above categories are generally subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, share options and RSUs generally vest 25% upon the first anniversary of the vesting commencement date or 50% upon the second anniversary of the vesting commencement date, and thereafter 25% every year. In the six months ended September 30, 2014, certain RSUs and share options granted were subject to a six-year vesting schedule, vesting 16.66% every year. We believe share-based awards are the appropriate tool to align the interests of the grantees with those of our shareholders.

       We recognized share-based compensation expense of RMB1,254 million, RMB1,259 million, RMB2,844 million (US$463 million) and RMB4,083 million (US$665 million) in fiscal years 2012, 2013 and 2014 and the six months ended September 30, 2014, respectively, representing 6.3%, 3.6%, 5.4% and 12.5% of our revenue in those respective periods. Share-based compensation expense is affected by the fair value of our shares, including in the case of share-based awards to non-employees, changes in the fair value of our shares over the requisite service period, which could result in fluctuations in share-based compensation expense for the unvested portion of any award, and the quantity of awards granted. See "— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of Our Ordinary Shares" for additional information regarding our share-based compensation expense.

       Share-based compensation expense increased significantly in the six months ended September 30, 2014 due to performance-based and retention grants of share-based awards to our employees and members of senior management prior to our initial public offering, with vesting periods ranging from four to six years. The number of share-based awards granted and their fair value increased significantly over the periods. In addition, the re-measurement charge relating to share-based awards granted to the employees of Ant Financial Services also contributed to such increase.

Recent Investment, Acquisition and Strategic Alliance Activities

       In addition to organic growth, we have made, or have entered into agreements to make strategic investments, acquisitions and alliances that are intended to increase our service offerings and expand our capabilities. The financial results for these strategic transactions that were completed are reflected in our operating results beginning with the period of their respective completion. Minority investments are accounted for under the equity method if we have significant influence through investment in common stock or in-substance common stock over the investees, or otherwise under the cost method.

       Our investment and acquisition strategy focuses on enhancing three aspects of our business: increasing user acquisition and engagement, improving customer experience, and expanding our products and services. In doing so, we aim to remain focused on our mission to make it easy to do business anywhere and realize our vision that our customers will "meet, work and live @ Alibaba."

       Consistent with our goal to deliver sustainable, long-term growth, we take a deliberate and staged approach to our corporate development strategy. In some cases, we may begin with an initial minority investment followed by business cooperation. Where the business results, cooperation and the overall relationship established with the management of the investee company fit with our ongoing business strategy, we may increase our investment or acquire the investee company in full. Examples of this type of approach include our investments in UCWeb Inc., or UCWeb, AutoNavi Holdings Limited, or AutoNavi, and Weibo Corporation, or Weibo, where the period from initial investment to eventual acquisition or increase in investment spanned across more than one fiscal year. Our investment approach also involves supporting entrepreneurs to innovate and develop leading products and technologies.

       The following summary illustrates our execution of our investment and acquisition strategy.

Increasing User Acquisition and Engagement

  •
  We recently completed the acquisition of UCWeb, China's largest mobile browser company in terms of monthly mobile active users, according to iResearch, which had 264 million active users globally during June 2014, providing us with access to hundreds of millions of mobile users.

  •
  We invested in Guangzhou Evergrande Football Club, or Evergrande FC, China's first-ever winner of the Asian Football Confederation Champions League Cup, which would potentially provide us with a marketing platform with access to millions of soccer fans across China.

  •
  We invested in Weibo, a leading social media platform in China, to increase user acquisition and engagement on our marketplaces, as well as gain insights into our and Weibo's users for improved service offerings and targeted marketing. We believe this can be accomplished through the equity investment relationship which encourages close cooperation on content, behavior data integration and marketing solutions.

Improving Customer Experience

  •
  We invested in Haier Electronics Group Co., Ltd., or Haier, a leading "white goods" appliances manufacturer in China, and established a logistics joint venture with Haier specializing in the delivery, installation and servicing of large appliances such as refrigerators and air conditioners to provide high quality after-sale customer service to consumers who shop for appliances on our China retail marketplaces.

  •
  We invested in one of China's leading department store operators, Intime Retail (Group) Company Limited, or Intime, to develop a new "offline-to-online" multi-channel retailing model that would enable users to purchase online inventory through their mobile devices while shopping in physical stores. This new model, if successful, could be rolled out to other department stores, shopping malls and supermarkets.

  •
  Through our investment relationships, we work with one of the leading Internet television companies in China, Youku Tudou Inc., or Youku Tudou, and Weibo, to enhance our insights into user behavioral data in commerce, entertainment and social media. We believe that through these insights, we and our business partners will be able to enhance the quality of services to users and improve targeted marketing for online marketing customers.

Expanding Products and Services

  •
  We have invested, entered into agreements to invest in or established strategic arrangements with leading media content providers and distributors such as Youku Tudou, Alibaba Pictures Group Limited (formerly known as ChinaVision Media Group Ltd.), or Alibaba Pictures, and an affiliate of Wasu Media Holdings Co., Ltd., or Wasu, to advance our "live @ Alibaba" vision of making digital media entertainment available to our customers anywhere, anytime.

  •
  We invested in and later acquired AutoNavi, one of China's leading providers of digital map, navigation and location-based services, so that we can develop and provide O2O and location-based services to our increasing mobile commerce user base.

  •
  We invested in Alibaba Health Information Technology Limited (formerly known as CITIC 21CN Company Limited), or Alibaba Health, a leading developer of product identification, authentication and tracking systems for pharmaceuticals and medical products in China, to enable us to expand into e-commerce in the pharmaceutical and healthcare categories, as well as foster consumer trust through the sale of genuine pharmaceuticals through the company's verification and authentication technology.

       We have funded our strategic acquisitions and investments primarily from cash generated from our operations and from credit facilities. Going forward, we expect to fund any additional investments through cash generated from our operations and through debt and equity financing. Our recently completed acquisitions, including UCWeb, OneTouch, Alibaba Pictures and AutoNavi, resulted in an increase of approximately 7,400 additional employees but are not expected to materially increase our revenue in the short term. Moreover, we expect that acquisitions of entities with lower overall margins than our margins will have the effect of lowering our margins. Although we expect our margins to be negatively affected by acquisitions of target companies with lower margins, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful.

       Our significant recent and pending strategic investments and acquisitions are set forth below and are categorized by business area. For those investments and acquisitions described below that have not yet closed, there can be no assurance that the closing conditions will be satisfied in a timely manner or at all.

Mobile

       UCWeb, China's largest mobile browser company in terms of monthly mobile active users, according to iResearch. Over several years through several rounds of investments, the last of which was completed in

April 2014, we acquired 66% of the economic interests of UCWeb in the form of convertible preferred shares. In June 2014, we exchanged all the issued and outstanding shares in UCWeb held by the other shareholders with cash of US$458 million and restricted shares and RSUs in the aggregate number of 12.3 million.

       Weibo, a leading social media platform in China that is listed on the Nasdaq Global Select Market. In April 2013, we entered into an agreement to form a strategic alliance with Weibo to jointly explore social commerce and develop innovative marketing solutions. In addition, we invested US$586 million to purchase preferred and ordinary shares representing an approximately 18% equity interest in Weibo on a fully-diluted basis. In connection with Weibo's initial public offering in April 2014, we acquired additional shares of Weibo for an aggregate purchase price of US$449 million pursuant to our option to increase our equity interest in Weibo to approximately 30% on a fully-diluted basis. All of the preferred shares we held in Weibo were automatically converted into ordinary shares of Weibo upon completion of Weibo's initial public offering.

       TangoMe, Inc., or Tango, a leader in mobile messaging services based in the United States offering free voice, video and text messaging to consumers globally. In March 2014, we completed an investment in preferred shares in Tango, representing a 20% equity interest on a fully-diluted basis. The total purchase price consisted of cash of US$200 million. In April 2014, we invested an additional US$17 million to maintain our 20% equity interest.

O2O

       AutoNavi, a leading provider of digital map content and navigation and location-based solutions in China that was previously listed on the Nasdaq Global Select Market. In May 2013, in order to enhance our O2O and location-based services, we invested US$294 million in newly issued preferred and ordinary shares of AutoNavi, representing approximately 28% of its total issued and outstanding shares on a fully-diluted basis. In April 2014, we entered into a definitive merger agreement with AutoNavi, pursuant to which the shareholders of AutoNavi will receive US$5.25 in cash per ordinary share of AutoNavi, corresponding to US$21.00 per American depositary share. We paid the total merger consideration of approximately US$1,032 million upon the closing of the merger in July 2014.

       Intime, a company that is listed on the Hong Kong Stock Exchange and is primarily engaged in the business of managing and operating department stores and shopping malls in China. In July 2014, we completed our subscription for newly issued ordinary shares representing approximately 9.9% equity interest in Intime and convertible bonds which upon conversion would increase our equity interest in Intime to approximately 26%. We paid the total purchase price of approximately HK$5,368 million upon the closing of the above-mentioned transactions. In July 2014, we established a joint venture with Intime, in which we paid approximately US$13 million for an 80.1% equity interest in the joint venture, to develop an O2O business in China relating to shopping malls, department stores and supermarkets.

Digital Media and Entertainment

       Youku Tudou, one of China's leading Internet television companies that is listed on the New York Stock Exchange. In May 2014, we, through a holding company, completed an investment in Class A ordinary shares of Youku Tudou, representing an effective equity interest of 16.5% on a fully-diluted basis. The shares include newly issued Class A ordinary shares and Class A ordinary shares purchased from an existing shareholder, at a purchase price of US$1.6944 per Class A ordinary share, corresponding to US$30.50 per American depositary share. We appointed one director to Youku Tudou's board of directors and we paid the total investment amount of US$1,090 million upon the closing of the transaction.

       Alibaba Pictures (formerly known as ChinaVision), a company listed on the Hong Kong Stock Exchange and primarily engaged in production and distribution of films and television programs. In June 2014, as part of our digital media strategy, we completed an investment in newly issued ordinary shares representing approximately 60% of the issued share capital of Alibaba Pictures. We paid the total purchase price of HK$6,244 million (RMB4,955 million) upon the closing of the transaction. As part of our integration strategy, we made a number of changes at the board and operating management levels of Alibaba Pictures, including appointing a new chief executive officer with significant experience in the film industry and a chief financial officer who is a former audit partner of one of the Big Four accounting firms. In addition, we appointed our chief risk officer as chairman of

Alibaba Pictures and also appointed two new audit committee members from the financial and accounting industry. On August 14, 2014, Alibaba Pictures announced under Hong Kong Stock Exchange rules that there may be insufficient provision for impairments of certain assets and possible non-compliant accounting treatments for accounting periods prior to the completion of our investment. We made certain provisions to the value of assets that we acquired with a corresponding adjustment to goodwill for the purpose of our purchase price allocation in the course of preparing our unaudited interim condensed consolidated financial statements as of June 30, 2014. These provisions are not material to, and we have no reason to believe that the issues referred to in Alibaba Pictures' August 14 announcement would materially affect, our overall financial position. Any subsequent changes to these estimates relating to the period prior to our investment will be retrospectively adjusted to the goodwill within the twelve month period from the completion of our investment.

       Wasu, a company listed on the Shenzhen Stock Exchange and engaged in the business of digital media broadcasting and distribution in China. In April 2014, we entered into a full recourse loan with aggregate principal amount of RMB6.5 billion with Simon Xie, one of our founders, a vice president on our China investment team and an equity holder in certain of our variable interest entities, to finance a minority investment in Wasu by a PRC limited partnership. The proposed financing enables us to enter into strategic business arrangements with Wasu to enhance our digital entertainment strategy. The loan to Mr. Xie will be made at an interest rate of 8% per annum and is repayable in ten years. The loan will be collateralized by Mr. Xie's equity interest in the limited partnership and by the shares of Wasu held by such limited partnership. We have entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance our capabilities and profile in the digital media sector in China. The drawdown of the loan is pending regulatory approval of the underlying investment, which has not yet been obtained. A company controlled by Jack Ma will serve as one of the general partners of the limited partnership. Yuzhu Shi, the founder, chairman and a principal shareholder of Giant Interactive, a China-based online game company that was previously listed on the New York Stock Exchange, and who is also an entrepreneur with significant experience in and knowledge of the media industry in China, serves as the other general partner. Jack, through his control of one of the general partners, and Mr. Shi, as the other general partner and the executive partner, jointly control this PRC limited partnership. Jack's interest as a general partner is limited to the return of his RMB99,000 contributed capital.

       Evergrande FC, one of the most popular soccer teams in China and China's first ever winner of the Asian Football Confederation Champions League Cup. In July 2014, we completed an investment in newly issued shares which represents a 50% ownership interest in Evergrande FC. We paid the total cash consideration of RMB1.2 billion upon the closing of the transaction.

Pharmaceuticals and Medical Products

       Alibaba Health, a company that is listed on the Hong Kong Stock Exchange and is primarily engaged in the business of developing product identification, authentication and tracking system for pharmaceutical and medical products in China. We believe that healthcare will be an important retail marketplace category in the future. In April 2014, we completed an acquisition of newly issued ordinary shares representing an effective equity interest of approximately 38% in Alibaba Health. We paid the total purchase price of HK$932 million upon the closing of the transaction.

Logistics

       Zhejiang Cainiao Supply Chain Management Co., Ltd., which we refer to as China Smart Logistics, an operator of a nationwide logistics infrastructure and information system. In May 2013, we joined with other partners and logistics services businesses in China to form a joint venture to build and operate China Smart Logistics. Other equity partners in China Smart Logistics include five major express delivery companies in China that provide services on our China retail marketplaces, as well as firms specializing in real estate development. We now own 48% of the joint venture and have subscribed for our proportionate share of the joint venture's RMB5,000 million registered capital, or RMB2,400 million.

       Haier, a company that is listed on the Hong Kong Stock Exchange and principally engaged in the research, development, manufacture and sale of electrical appliances, especially large electrical appliances such as refrigerators and air conditioners. In March 2014, as part of our strategy for providing better delivery and installation services to our buyers of electrical appliances, we completed an acquisition of ordinary shares representing an approximately 2% equity interest in Haier, an acquisition of a 9.9% equity interest in a wholly-owned subsidiary of Haier, which is engaged in the logistics business in China, and a subscription for a convertible and exchangeable bond which is either convertible into an approximately 2.6% equity interest in Haier or exchangeable into an approximately 24% equity interest in the wholly-owned subsidiary of Haier engaged in logistics business in China, subject to the receipt of certain regulatory approvals. We paid the total purchase price of HK$2,821 million upon the closing of the transactions.

       Singapore Post Limited, or SingPost, the national postal service provider in Singapore and a leading provider of e-commerce and logistics solutions in the Asia-Pacific region that is listed on the Singapore Stock Exchange. In July 2014, we completed our acquisition of ordinary shares in SingPost, which consists of newly issued ordinary shares and existing ordinary shares held in treasury by SingPost, representing approximately 10.32% of the issued share capital of SingPost. We paid the total purchase price of approximately S$313 million upon the closing of the transaction.

       Beijing Shiji Information Technology Co., Ltd., or Beijing Shiji, a company that is listed on the Shenzhen Stock Exchange and principally engaged in the development and sale of hotel information management system software, system integration and technical services. In September 2014, we entered into an agreement pursuant to which we will invest RMB2.8 billion for a 15% equity interest in Beijing Shiji. The transaction is subject to customary closing conditions.

2014 Restructuring of Our Relationship with Ant Financial Services and Alipay

       On August 12, 2014, we entered into a share and asset purchase agreement, or the 2014 SAPA, and entered into or amended certain ancillary agreements including an amendment and restatement of the Alipay IPLA. Pursuant to these agreements, we restructured our relationships with Ant Financial Services and its wholly-owned subsidiary Alipay, and terminated the 2011 framework agreement. Except for the transfer of the SME loan business, the restructuring contemplated by the 2014 SAPA and the ancillary agreements described below have taken effect and these agreements now govern our economic and commercial relationships with Ant Financial Services and Alipay. We believe this restructuring will strengthen and benefit our company as well as better position us for future growth.

       Pursuant to the 2014 SAPA, we agreed to sell, subject to receipt of regulatory approvals and other customary closing conditions, certain equity interests and assets primarily relating to the SME loan business and related services, or the transferred business, to Ant Financial Services for aggregate cash consideration of RMB3,219 million (US$524 million). In addition, we entered into software system use and service agreements with entities operating the SME loans business relating to the know-how and related intellectual property that we have agreed to sell together with the SME loan business and related services to Ant Financial Services. In calendar years 2015 to 2017, we will receive an annual fee equal to 2.5% of the average daily book balance of the micro loans made by such entities. In calendar years 2018 to 2021, we will receive an annual fee equal to the amount paid for the calendar year 2017, or collectively the SME annual fee.

       In connection with the 2014 SAPA, we also entered into the amended Alipay IPLA, pursuant to which we will license certain intellectual property and provide certain software technology services related to Alipay's current operations and the SME loan business. Under the amended Alipay IPLA, we will receive royalty streams and a service fee, or collectively the profit share payments, which will be paid at least annually, amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments. In addition, if we acquire any equity interest in Ant Financial Services, we will transfer an agreed portion of the underlying intellectual property to Ant Financial Services at the time of such equity issuance. At the same time, the profit share payments will also be reduced in proportion to such equity issuances made to us.

       Pursuant to the terms of the 2014 SAPA, in the event of an initial public offering of Ant Financial Services or Alipay at an implied equity value exceeding US$25 billion which results in gross proceeds of at least US$2 billion, or a qualified IPO, if our total ownership of equity interests in Ant Financial Services has not reached 33%, we would be entitled at our election to receive a onetime payment equal to 37.5% of the equity value of Ant Financial Services as determined immediately prior to such qualified IPO. There is no cap on the maximum value of such liquidity event payment. If we acquire equity interests in Ant Financial Services in an aggregate amount less than 33%, the percentage of Ant Financial Services's equity value used to calculate such liquidity event payment will be adjusted proportionately.

       For accounting purposes, as determined by an independent appraiser, the expected fair value of the restructured arrangement exceeded the expected fair value of our pre-existing arrangement with Ant Financial Services by RMB1.3 billion. As Ant Financial Services is controlled by a director and major shareholder of our company, the excess value provided to us in this related party transaction is accounted for as an equity contribution by the shareholder. Such excess amount is primarily attributable to the removal of the cap on the liquidity event payment, with the remainder attributable to the new profit sharing arrangement. Such excess amount will be amortized to our consolidated income statements over the expected term of the restructured arrangement, which is estimated to be five years. Because such amortization is a non-cash expense, the future amortization expense will not impact our non-GAAP net income. In addition, as described above, we have agreed to sell the SME loan business to Ant Financial Services. We will receive a premium over the book value of the SME loan business, which we expect will result in a gain of approximately RMB300 million upon its completion. Finally, we will account for the profit share payments and the SME annual fee in the periods when the services are provided and such payments are expected to approximate the estimated fair values of the services provided.

       Assuming the restructuring had been completed at the beginning of our most recent completed fiscal year, which ended on March 31, 2014, we would have generated additional income on a pro-forma basis from the annual fees based on the SME loan balance, offset by: (i) a decrease in other income resulting from the lower profit sharing percentage applicable to Alipay profits; (ii) the decrease in net income attributable to the disposed business; and (iii) additional amortization expense relating to the excess value of approximately RMB1.3 billion received from our restructured arrangements with Ant Financial Services. The aggregate impact of these items, if the transaction occurred at the beginning of our fiscal year ended March 31, 2014, would represent a decrease of less than 2.5% of our net income for such fiscal year. The amortization of the excess value received from the restructuring, which is a non-cash expenses, would have been responsible for an approximately 1.1% decrease in our net income in fiscal year 2014. Under the restructuring, there is no change to our payment processing fees, which are recorded under costs of revenue, as there is no change to the economic terms of the existing commercial agreement.

Acquired Intangible Assets and Goodwill

       We have and will continue to incur amortization expenses as we amortize acquired intangible assets over their estimated useful life. We do not amortize our goodwill. We test intangible assets and goodwill periodically for impairment, and any such impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. For additional information, see "— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets."

Results of Operations

       The following table sets out our consolidated results of operations for the periods indicated:

	Year ended March 31,				Six months ended September 30,
	2012	2013	2014		2013	2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)
Revenue
China commerce	15,637	29,167	45,132	7,353	18,406	26,907	4,383
International commerce	3,765	4,160	4,851	790	2,293	3,086	503
Cloud computing and Internet infrastructure	515	650	773	126	364	521	85
Others	108	540	1,748	285	665	2,086	340

Total	20,025	34,517	52,504	8,554	21,728	32,600	5,311
Cost of revenue	(6,554)	(9,719)	(13,369)	(2,178)	(5,728)	(10,181)	(1,658)
Product development expenses	(2,897)	(3,753)	(5,093)	(830)	(2,186)	(4,533)	(739)
Sales and marketing expenses	(3,058)	(3,613)	(4,545)	(741)	(1,370)	(2,961)	(482)
General and administrative expenses	(2,211)	(2,889)	(4,218)	(687)	(1,658)	(2,904)	(473)
Amortization of intangible assets	(155)	(130)	(315)	(51)	(74)	(832)	(136)
Impairment of goodwill and intangible assets	(135)	(175)	(44)	(7)	(44)	—	—
Yahoo TIPLA amendment payment	—	(3,487)	—	—	—	—	—

Income from operations	5,015	10,751	24,920	4,060	10,668	11,189	1,823
Interest and investment income, net	258	39	1,648	269	784	7,296	1,189
Interest expense	(68)	(1,572)	(2,195)	(358)	(1,455)	(931)	(152)
Other income, net	327	894	2,429	396	630	1,089	177

Income before income tax and share of results of equity investees	5,532	10,112	26,802	4,367	10,627	18,643	3,037
Income tax expenses	(842)	(1,457)	(3,196)	(521)	(1,228)	(2,784)	(453)
Share of results of equity investees	(25)	(6)	(203)	(33)	(14)	(391)	(64)

Net income	4,665	8,649	23,403	3,813	9,385	15,468	2,520
Net income attributable to noncontrolling interests	(437)	(117)	(88)	(15)	2	(36)	(6)

Net income attributable to Alibaba Group Holding Limited	4,228	8,532	23,315	3,798	9,387	15,432	2,514
Accretion of convertible preference shares	—	(17)	(31)	(5)	(16)	(15)	(2)
Dividends accrued on convertible preference shares	—	(111)	(208)	(33)	(104)	(97)	(16)

Net income attributable to ordinary shareholders	4,228	8,404	23,076	3,760	9,267	15,320	2,496

Earnings per share attributable to ordinary shareholders:
Basic	1.71	3.66	10.61	1.73	4.28	6.91	1.13
Diluted	1.67	3.57	10.00	1.63	4.06	6.40	1.04

	Year ended March 31,			Six months ended September 30,
	2012	2013	2014	2013	2014
	%	%	%	%	%
	(as a percentage of revenue)
Revenue
China commerce	78.1	84.5	86.0	84.7	82.5
International commerce	18.8	12.0	9.2	10.6	9.5
Cloud computing and Internet infrastructure	2.6	1.9	1.5	1.7	1.6
Others	0.5	1.6	3.3	3.0	6.4

Total	100.0	100.0	100.0	100.0	100.0
Cost of revenue	(32.7)	(28.2)	(25.5)	(26.4)	(31.2)
Product development expenses	(14.5)	(10.9)	(9.7)	(10.1)	(13.9)
Sales and marketing expenses	(15.3)	(10.5)	(8.7)	(6.3)	(9.1)
General and administrative expenses	(11.0)	(8.3)	(7.9)	(7.6)	(8.9)
Amortization of intangible assets	(0.8)	(0.4)	(0.6)	(0.3)	(2.6)
Impairment of goodwill and intangible assets	(0.7)	(0.5)	(0.1)	(0.2)	—
Yahoo TIPLA amendment payment	—	(10.1)	—	—	—

Income from operations	25.0	31.1	47.5	49.1	34.3
Interest and investment income, net	1.3	0.1	3.1	3.6	22.4
Interest expense	(0.3)	(4.6)	(4.2)	(6.7)	(2.9)
Other income, net	1.6	2.7	4.6	2.9	3.3

Income before income tax and share of results of equity investees	27.6	29.3	51.0	48.9	57.1
Income tax expenses	(4.2)	(4.2)	(6.1)	(5.6)	(8.5)
Share of results of equity investees	(0.1)	(0.0)	(0.3)	(0.1)	(1.2)

Net income	23.3	25.1	44.6	43.2	47.4
Net income attributable to noncontrolling interests	(2.2)	(0.4)	(0.2)	—	(0.1)

Net income attributable to Alibaba Group Holding Limited	21.1	24.7	44.4	43.2	47.3
Accretion of convertible preference shares	—	(0.0)	(0.1)	—	—
Dividends accrued on convertible preference shares	—	(0.3)	(0.4)	(0.5)	(0.3)

Net income attributable to ordinary shareholders	21.1	24.4	43.9	42.7	47.0

Comparison of Six Months Ended September 30, 2013 and 2014

Revenue

	Six months ended September 30,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
China commerce	18,406	26,907	4,383	46.2%
International commerce	2,293	3,086	503	34.6%
Cloud computing and Internet infrastructure	364	521	85	43.1%
Others	665	2,086	340	213.7%

Total revenue	21,728	32,600	5,311	50.0%

       Total revenue increased by 50.0% from RMB21,728 million in the six months ended September 30, 2013 to RMB32,600 million (US$5,311 million) in the same period in 2014. The increase was mainly driven by the continued rapid growth of our China commerce retail business. Our revenue growth rate will likely decline as our revenue grows to higher levels.

China Commerce

	Six months ended September 30,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Online marketing services	12,752	16,656	2,713	30.6%
Commission	4,027	8,303	1,353	106.2%
Others(1)	533	449	73	(15.8%)

	17,312	25,408	4,139	46.8%
China commerce wholesale business	1,094	1,499	244	37.0%

Total	18,406	26,907	4,383	46.2%

(1)
Primarily consists of storefront fees.

       Revenue from our China commerce retail business increased by 46.8% from RMB17,312 million in the six months ended September 30, 2013 to RMB25,408 million (US$4,139 million) in the same period in 2014.

       Revenue growth during this period occurred in the context of and reflected an increase of 47.0% in GMV transacted on these marketplaces, including a 35.7% increase in GMV transacted on Taobao Marketplace from RMB532 billion in the six months ended September 30, 2013 to RMB722 billion (US$118 billion) in the same period in 2014 and a 79.1% increase in GMV transacted on Tmall from RMB187 billion in the six months ended September 30, 2013 to RMB335 billion (US$55 billion) in the same period in 2014. The overall increase in total GMV transacted on these marketplaces was primarily driven by a 52.0% increase in the number of buyers. The rapid increase in GMV transacted on Tmall in particular was attributable to the increase in the number of buyers making purchases on Tmall, reflecting consumer preferences for branded products and a premium shopping experience, increases in the level of spending of buyers and the beneficial impact of promotional events. Monetization rate during this period remained stable at 2.40% in the six months ended September 30, 2014, compared to 2.41% in the same period in 2013. This reflected the higher GMV contribution from Tmall as a portion of total GMV and an increase in lottery commission income in June and July 2014 during the World Cup soccer competition, which resulted in higher growth in commission revenue. This was offset by a higher proportion of mobile GMV, which we are currently monetizing at a lower rate than GMV generated through personal computer interfaces. Mobile monetization rate increased from 0.60% in the six months ended September 30, 2013 to 1.70% in the same period in 2014.

       Online marketing services revenue increased by 30.6% from RMB12,752 million in the six months ended September 30, 2013 to RMB16,656 million (US$2,713 million) in the same period in 2014. The lower growth rate of online marketing services revenue relative to the 47.0% growth of GMV transacted on our China retail marketplaces reflected the greater proportion of GMV generated on mobile devices. Mobile GMV accounted for 34.4% of total GMV in the six months ended September 30, 2014, up from 13.4% in the same period in 2013. This increase in mobile GMV reflected the ongoing shift of consumer engagement from personal computer interfaces to mobile devices. We currently monetize mobile GMV at a lower rate than GMV transacted on personal computer interfaces due to merchants allocating a smaller proportion of their budget to purchase online marketing services on mobile devices relative to the GMV generated on mobile devices. Consequently, mobile revenue accounted for 3.3% and 24.3% of China commerce retail business revenue during the six months ended September 30, 2013 and 2014, respectively, which was lower than the proportion of mobile GMV in the same periods. This lower proportion of revenue from mobile GMV, driven by lower but increasing levels of monetization, reflected our focus on prioritizing mobile user activity and engagement over monetization and the fact that we increased our efforts to promote online marketing services for mobile interfaces beginning in the three months ended December 31, 2013.

       Commission revenue increased by 106.2% from RMB4,027 million in the six months ended September 30, 2013 to RMB8,303 million (US$1,353 million) in the same period in 2014, primarily due to a 79.1% increase in GMV transacted on Tmall during the same period as well as an increase of RMB749 million (US$122 million) in lottery commission income from Taobao Marketplace mainly due to significantly higher activity in June 2014 and July 2014 during the World Cup soccer competition. While the published commission rates we charge by category remained relatively stable, our blended commission rate increased slightly during this period due to a greater proportion of sales in product categories with higher commission rates. As Tmall GMV increased at a higher rate than Taobao Marketplace GMV, commission revenue grew at a faster rate than online marketing services revenue because we charge commissions on Tmall transactions. Commission revenue from transactions on Tmall is generated from both personal computers and mobile devices, for which commission rates are identical, and accordingly the ongoing shift of consumer engagement towards mobile devices did not negatively affect commission revenue from GMV transacted on Tmall.

       Revenue from our China commerce wholesale business increased by 37.0% from RMB1,094 million in the six months ended September 30, 2013 to RMB1,499 million (US$244 million) in the same period in 2014. The increase in revenue was due to an increase in paying members and an increase in average revenue from paying members.

International Commerce

	Six months ended September 30,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
International commerce retail business	389	777	127	99.7%
International commerce wholesale business	1,904	2,309	376	21.3%

Total	2,293	3,086	503	34.6%

       Revenue from our international commerce retail business increased by 99.7% from RMB389 million in the six months ended September 30, 2013 to RMB777 million (US$127 million) in the same period in 2014. The main reason for this increase was an increase in GMV transacted on AliExpress.

       Revenue from our international commerce wholesale business increased by 21.3% from RMB1,904 million in the six months ended September 30, 2013 to RMB2,309 million (US$376 million) in the same period in 2014. The increase in revenue was primarily due to an increase in the number of paying members.

Cost of Revenue

	Six months ended September 30,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Cost of revenue	5,728	10,181	1,658	77.7%
Percentage of revenue	26.4%	31.2%

       Our cost of revenue increased by 77.7% from RMB5,728 million in the six months ended September 30, 2013 to RMB10,181 million (US$1,658 million) in the same period in 2014. This increase was primarily due to increases of RMB2,088 million in payroll and benefits expense mainly resulting from an increase in share-based compensation expense caused by the performance and retention grants of share-based awards during this period and the re-measurement to fair value of share-based awards granted to Ant Financial Services employees (these awards are re-measured to fair value at each period end), an increase of RMB857 million in bandwidth and co-location fees mainly as a result of increased user traffic on our websites as well as depreciation expenses, which was related to equipment acquired for Alibaba Cloud Computing and our data platform and in anticipation of increases in user traffic, and an increase of RMB520 million in payment processing fees resulting from an increase in GMV transacted on our retail marketplaces. We expect our cost of revenue will continue to increase in absolute dollar amounts and will likely continue to increase as a percentage of revenue as we continue to invest in our business, customer service initiatives and infrastructure. Cost of revenue will also continue to be affected by changes in the value of our ordinary shares, which will affect share-based compensation expense related to share-based awards granted to non-employees.

Product Development Expenses

	Six months ended September 30,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Product development expenses	2,186	4,533	739	107.4%
Percentage of revenue	10.1%	13.9%

       Our product development expenses increased by 107.4% from RMB2,186 million in the six months ended September 30, 2013 to RMB4,533 million (US$739 million) in the same period in 2014. The increase was largely due to an increase of RMB2,150 million in payroll and benefits expenses, including share-based compensation expenses, mainly resulting from an increase in product development headcount as we continue to focus on new and existing product development and as a result of our acquisitions of UCWeb and AutoNavi, as well as increased compensation packages to attract and retain product development talent. We expect our product development expenses will continue to increase in absolute amounts and may over time increase as a percentage of revenue.

Sales and Marketing Expenses

	Six months ended September 30,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Sales and marketing expenses	1,370	2,961	482	116.1%
Percentage of revenue	6.3%	9.1%

       Our sales and marketing expenses increased by 116.1% from RMB1,370 million in the six months ended September 30, 2013 to RMB2,961 million (US$482 million) in the same period in 2014. The increase was primarily due to an increase of RMB1,068 million in tactical advertising and promotional spending mainly to promote mobile commerce and our China retail marketplaces when intense global interest in Alibaba enhanced the effectiveness of marketing campaigns. The increase also included the consolidation of marketing expenses of acquired businesses, including UCWeb and AutoNavi, and increased promotion of new business initiatives (including our mobile operating system and digital entertainment). In addition, payroll and benefit costs, including share-based compensation expense and commissions paid to our sales staff, increased by RMB349 million as we increased compensation packages to retain sales and marketing talents. We expect our sales and marketing expenses will continue to increase in absolute amounts and may increase as a percentage of revenue as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Six months ended September 30,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
General and administrative expenses	1,658	2,904	473	75.2%
Percentage of revenue	7.6%	8.9%

       Our general and administrative expenses increased by 75.2% from RMB1,658 million in the six months ended September 30, 2013 to RMB2,904 million (US$473 million) in the same period in 2014. The increase was primarily due to an increase of RMB1,035 million in payroll and benefits expenses mainly relating to an increase in share-based compensation expense.

Income from Operations and Operating Margin

	Six months ended September 30,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Income from operations	10,668	11,189	1,823	4.9%
Percentage of revenue	49.1%	34.3%

       As a result of the foregoing, our income from operations increased by 4.9% from RMB10,668 million in the six months ended September 30, 2013 to RMB11,189 million (US$1,823 million) in the same period in 2014.

       Our operating margin decreased from 49.1% in the six months ended September 30, 2013 to 34.3% in the same period in 2014. The decrease was primarily attributable to an increase in our costs. The increase in costs was primarily due to an increase in share-based compensation expense, an increase in advertising and promotional expense and an increase in amortization of intangible assets relating to acquisitions completed during this period. In the aggregate, share-based compensation expense in the six months ended September 30, 2014 discussed in the cost or expense items above was RMB4,083 million (US$665 million), or 12.5% of revenue, an increase of 224.0% compared to RMB1,260 million, or 5.8% of revenue, in the same period in 2013.

Interest and Investment Income, Net

       Our net interest and investment income increased significantly from RMB784 million in the six months ended September 30, 2013 to RMB7,296 million (US$1,189 million) in the same period in 2014. The increase was primarily due to a net gain of RMB6,535 million (US$1,065 million) recognized with respect to the revaluation of previously held equity interests, relating primarily to the step-up acquisitions of UCWeb, OneTouch and AutoNavi.

Interest Expense

       Our interest expense decreased by 36.0% from RMB1,455 million in the six months ended September 30, 2013 to RMB931 million (US$152 million) in the same period in 2014, primarily due to a decrease of RMB652 million in professional fees and upfront fees in connection with the refinancing of our US$4.0 billion credit facilities during the period ended September 30, 2013, partially offset by an increase in interest expense due to an increase in average loan amount outstanding during the period following the drawdown in April 2014 of the remaining US$3.0 billion under our US$8.0 billion credit facility.

Other Income, Net

       Our other income, net increased by 72.9% from RMB630 million in the six months ended September 30, 2013 to RMB1,089 million (US$177 million) in the same period in 2014, primarily due to an increase in royalty fee and software technology service fee received from Alipay as a result of an increase in the volume of transactions processed by, and the pre-tax income of, Alipay. The increase was partially offset by RMB195 million (US$31 million) of expenses relating to the sale of our ADSs by existing shareholders in our initial public offering.

Income Tax Expenses

       Our income tax expenses increased by 126.7% from RMB1,228 million in the six months ended September 30, 2013 to RMB2,784 million (US$453 million) in the same period in 2014, primarily due to the increase in taxable profit from our operations in China. While the PRC EIT law imposes a unified enterprise income tax rate of 25% for both domestic enterprises and foreign invested enterprises, a number of our operating entities have enjoyed various tax incentives, such as the preferential tax rate of 15% granted to entities qualifying as High and New Technology Enterprises and a preferential tax rate of 10% granted to entities qualifying as key software enterprises. Our effective tax rate was 11.6% and 14.9% in the six months ended September 30, 2013 and 2014, respectively. The increase was primarily because one of our major subsidiaries is no longer fully exempt from paying EIT but subject to an EIT rate of 12.5% (or 50% of the standard statutory rate) in calendar year 2014. Income before tax in the six months ended September 30, 2014 included an one-time net investment gain of RMB6,535 million (US$1,065 million) from our step-up acquisitions, which is not subject to income tax, as well as share-based compensation expense of RMB4,083 million (US$665 million) and amortization of intangible assets of RMB832 million (US$136 million), which are not deductible for tax purposes.

Net Income

       As a result of the foregoing, our net income increased significantly from RMB9,385 million in the six months ended September 30, 2013 to RMB15,468 million (US$2,520 million) in the same period in 2014.

Comparison of Fiscal Years 2013 and 2014

Revenue

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
China commerce	29,167	45,132	7,353	54.7%
International commerce	4,160	4,851	790	16.6%
Cloud computing and Internet infrastructure	650	773	126	18.9%
Others	540	1,748	285	223.7%

Total revenue	34,517	52,504	8,554	52.1%

       Total revenue increased by 52.1%, from RMB34,517 million in fiscal year 2013 to RMB52,504 million (US$8,554 million) in fiscal year 2014. The increase was mainly driven by the continued rapid growth of our China commerce retail business. Our revenue growth rate will likely decline as our revenue grows to higher levels.

China Commerce

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Online marketing services	19,697	29,729	4,843	50.9%
Commission	6,161	12,023	1,959	95.1%
Others(1)	1,112	1,080	176	(2.9)%

	26,970	42,832	6,978	58.8%
China commerce wholesale business	2,197	2,300	375	4.7%

Total	29,167	45,132	7,353	54.7%

(1)
Primarily consists of storefront fees.

       Revenue from our China commerce retail business increased by 58.8% from RMB26,970 million in fiscal year 2013 to RMB42,832 million (US$6,978 million) in fiscal year 2014.

       Revenue growth during this period occurred in the context of and reflected an increase of 55.8% in GMV transacted on these marketplaces, including a 42.4% increase in GMV transacted on Taobao Marketplace from RMB824 billion in fiscal year 2013 to RMB1,173 billion (US$191 billion) in fiscal year 2014 and a near-doubling of GMV transacted on Tmall from RMB253 billion in fiscal year 2013 to RMB505 billion (US$82 billion) in fiscal year 2014. The overall increase in total GMV transacted on these marketplaces was primarily driven by a 48.3% increase in the number of buyers and, to a lesser extent, by a moderate increase in the level of their spending. The rapid increase in GMV transacted on Tmall in particular was attributable to the increase in the number of buyers making purchases on Tmall, reflecting consumer preferences for branded products and a premium shopping experience, increases in the level of spending of buyers and the beneficial impact of promotional events. Revenue growth during this period was also positively affected by an increase in monetization rate from 2.50% in fiscal year 2013 to 2.55% in fiscal year 2014, reflecting the higher GMV contribution from Tmall as a portion of total GMV and accordingly higher growth in commission revenue, and was partially offset by a higher proportion of mobile GMV which we are currently monetizing at a lower rate than GMV through personal computer interfaces.

       Online marketing services revenue increased by 50.9% from RMB19,697 million in fiscal year 2013 to RMB29,729 million (US$4,843 million) in fiscal year 2014, consistent with GMV growth of 55.8% from RMB1,077 billion in fiscal year 2013 to RMB1,678 billion (US$273 billion) in fiscal year 2014. The slightly lower growth rate of online marketing services revenue relative to the GMV growth rate reflected the ongoing shift of consumer engagement from personal computers to mobile devices, as we monetize mobile GMV at a lower rate than GMV transacted on personal computer interfaces because merchants allocated a smaller proportion of their budget to purchase online marketing services on mobile relative to the GMV generated on mobile. As a result, mobile GMV accounted for 7.4% and 19.0% of total GMV in fiscal years 2013 and 2014, respectively, while mobile revenue accounted for 1.4% and 6.8% of China commerce retail business revenue, respectively, during those periods. This lower but increasing level of mobile monetization reflected our focus on prioritizing mobile user activity and engagement over monetization and the fact that we increased our efforts to promote online marketing services for mobile interfaces beginning in the three months ended December 31, 2013. The increase in online marketing services revenue during this period was primarily driven by a 35.2% increase in the number of clicks attributable to our P4P marketing services and a 14.6% increase in the cost-per-click paid by our merchants, reflecting increased demand from our merchants, which drove up pricing due to the bid-based nature of the mechanism used by merchants to purchase such services. To a lesser extent, our online marketing services revenue during this period was also positively impacted by an increase in the number of impressions displayed through our display marketing services.

       Commission revenue increased by 95.1% from RMB6,161 million in fiscal year 2013 to RMB12,023 million (US$1,959 million) in fiscal year 2014, primarily due to the near-doubling of GMV transacted on Tmall during the same period. The published commission rates we charge by category as well as our blended commission rate remained relatively stable over this period, and accordingly, the increase in revenue from commissions during this period was principally a result of increased GMV transacted rather than any change in the pricing of commission rates. As Tmall GMV increased at a higher rate than Taobao Marketplace GMV, commission revenue grew at a faster rate than online marketing services revenue because we charge commissions on Tmall. Commission revenue from transactions on Tmall is generated from both personal computer and mobile transactions, and accordingly the ongoing shift of consumer engagement towards mobile devices did not negatively affect commission revenue from GMV transacted on Tmall.

       Revenue from our China commerce wholesale business increased by 4.7% from RMB2,197 million in fiscal year 2013 to RMB2,300 million (US$375 million) in fiscal year 2014. The modest increase in revenue was due to a slight increase in paying members, reflecting our transition to a transaction platform that does not emphasize growing paying members.

International Commerce

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
International commerce retail business	392	938	153	139.3%
International commerce wholesale business	3,768	3,913	637	3.8%

Total	4,160	4,851	790	16.6%

       Revenue from our international commerce retail business increased by 139.3% from RMB392 million in fiscal year 2013 to RMB938 million (US$153 million) in fiscal year 2014. The main reason for this increase was an increase in GMV transacted on AliExpress, primarily from the increasing number of buyers, particularly in Brazil, Russia and the United States.

       Revenue from our international commerce wholesale business increased by 3.8% from RMB3,768 million in fiscal year 2013, of which 90.5% was from membership fees and value-added services and 9.5% was from online marketing services, to RMB3,913 million (US$637 million) in fiscal year 2014, of which 87.6% was from membership fees and value-added services and 12.4% was from online marketing services. The modest increase in revenue was due to a slight increase in the number of paying members reflecting the slow growth of China exports.

Cost of Revenue

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Cost of revenue	9,719	13,369	2,178	37.6%
Percentage of revenue	28.2%	25.5%

       Our cost of revenue increased by 37.6% from RMB9,719 million in fiscal year 2013 to RMB13,369 million (US$2,178 million) in fiscal year 2014. This increase was primarily due to increases of RMB1,337 million in payroll and benefits expense mainly resulting from an increase in share-based compensation expense which primarily related to the re-measurement to fair value of share-based awards granted to Alipay employees (these awards are re-measured to fair value at each period end), an increase of RMB1,081 million in bandwidth and co-location fees mainly as a result of increased user traffic on our websites as well as depreciation expenses related to equipment acquired in anticipation of increases in user traffic, an increase of RMB864 million in payment processing fees resulting from an increase in GMV transacted on our retail marketplaces and an increase of RMB497 million in traffic acquisition costs from RMB1,582 million in fiscal year 2013 to RMB2,079 million in fiscal year 2014 as a result of the expansion of our use of third-party marketing affiliate programs to drive additional user traffic to our marketplaces, partially offset by a decrease of RMB750 million in business tax resulting from the replacement of business tax with VAT, which is netted against revenue. We expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenues as we continue to invest in our business, customer service initiatives and infrastructure. Cost of revenue will also continue to be affected by changes in the value of our ordinary shares, which will affect share-based compensation related to share-based awards granted to non-employees.

Product Development Expenses

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Product development expenses	3,753	5,093	830	35.7%
Percentage of revenue	10.9%	9.7%

       Our product development expenses increased by 35.7% from RMB3,753 million in fiscal year 2013 to RMB5,093 million (US$830 million) in fiscal year 2014. The increase was largely due to an increase of RMB1,135 million in payroll and benefits expenses mainly resulting from an increase in product development headcount as we continue to focus on new and existing product development, and an increase in share-based compensation expense related to increased headcount. The increase was also due to an increase of RMB156 million in the royalty fee paid to Yahoo driven by the increase in our revenue and partially offset by a decrease in the royalty fee rate pursuant to the amended Yahoo TIPLA in September 2012. Following completion of our initial public offering in September 2014, we no longer pay royalty fees to Yahoo. We expect our product development expenses will increase in absolute amounts and may over time increase as a percentage of revenues.

Sales and Marketing Expenses

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Sales and marketing expenses	3,613	4,545	741	25.8%
Percentage of revenue	10.5%	8.7%

       Our sales and marketing expenses increased by 25.8% from RMB3,613 million in fiscal year 2013 to RMB4,545 million (US$741 million) in fiscal year 2014. The increase was primarily due to an increase in advertising and promotional spending, which included an increase of RMB165 million from RMB367 million to RMB532 million (US$87 million) in online advertising expenses, mainly to promote our China retail marketplaces and mobile commerce. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenues as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
General and administrative expenses	2,889	4,218	687	46.0%
Percentage of revenue	8.3%	7.9%

       Our general and administrative expenses increased by 46.0% from RMB2,889 million in fiscal year 2013 to RMB4,218 million (US$687 million) in fiscal year 2014. The increase was primarily due to a one-time equity-settled donation expense of RMB1,269 million (US$207 million) in fiscal year 2014 relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai. The increase was also due to an increase of RMB145 million in professional services fees.

Yahoo TIPLA Amendment Payment

       We entered into the Yahoo TIPLA in October 2005, pursuant to which we pay royalty fees to Yahoo. We and Yahoo amended the then existing TIPLA in September 2012, pursuant to which we made a lump sum payment to Yahoo in the amount of US$550 million in fiscal year 2013.

Income from Operations and Operating Margin

	Year ended March 31,
	2013	2014
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Income from operations	10,751	24,920	4,060	131.8%
Percentage of revenue	31.1%	47.5%

       Our income from operations increased by 131.8% from RMB10,751 million in fiscal year 2013 to RMB24,920 million (US$4,060 million) in fiscal year 2014. The increase was primarily due to the overall growth in our revenue and due to our revenue growing faster than the increases in our cost of revenue and expenses during the same period. Our income from operations in fiscal years 2013 and 2014 were affected by one-time expense items consisting of the Yahoo TIPLA amendment payment and an equity-settled donation expense, respectively.

       Our operating margin increased from 31.1% in fiscal year 2013 (taking into account the one-time Yahoo TIPLA amendment payment, which amounted to 10.1% as a percentage of revenue) to 47.5% in fiscal year 2014 (taking into account the one-time equity-settled donation expense, which amounted to 2.4% as a percentage of revenue). The increase was primarily attributable to increases in our revenue without a corresponding significant increase in costs as we continued to benefit from the ongoing network effects of our online marketplaces and a highly scalable business model, as well as the effects of tax reform in China that replaced the business tax with VAT.

Interest and Investment Income, Net

       Our net interest and investment income increased significantly from RMB39 million in fiscal year 2013 to RMB1,648 million (US$269 million) in fiscal year 2014. The increase was primarily due to an increase of RMB755 million in interest income as a result of higher interest rates and cash balances during the period, a decrease of RMB243 million in foreign exchange loss due to an exchange gain arising from a foreign currency denominated deposit held by us and an increase of RMB308 million of gain from our disposal of investments.

Interest Expense

       Our interest expense increased by 39.6% from RMB1,572 million in fiscal year 2013 to RMB2,195 million (US$358 million) in fiscal year 2014, primarily due to an increase of RMB677 million in professional fees and upfront fees in connection with the refinancing of our US$4.0 billion credit facilities and an increase of RMB122 million in bank interest expense resulting from a higher average loan amount outstanding during the period following entry into our US$8.0 billion credit facility in April 2013, of which US$5.0 billion was immediately drawn down, partially offset by a lower overall interest rate during that period. The increase was also partially offset by a decrease of RMB175 million in dividends paid on redeemable preference shares issued to Yahoo in September 2012, which we redeemed in May 2013.

Other Income, Net

       Our other income, net increased by 171.7% from RMB894 million in fiscal year 2013 to RMB2,429 million (US$396 million) in fiscal year 2014, primarily due to an increase in royalty fees and software technology service fees received from Alipay as a result of an increase in the volume of transactions processed by, and the pre-tax income of, Alipay.

Income Tax Expenses

       Our income tax expenses increased by 119.4% from RMB1,457 million in fiscal year 2013 to RMB3,196 million (US$521 million) in fiscal year 2014, primarily due to the increase in taxable profit from our operations in China. While the PRC EIT law imposes a unified enterprise income tax rate of 25% for both domestic enterprises and foreign invested enterprises, a number of our operating entities have enjoyed various tax incentives, such as the preferential tax rate of 15% granted to entities qualifying as High and New Technology Enterprises and a preferential tax rate of 10% granted to entities qualifying as key software enterprises. Our effective tax rate was 14.4% and 11.9% in fiscal year 2013 and 2014, respectively. The one-time Yahoo TIPLA amendment payment made in fiscal year 2013 did not reduce our taxable income and we were not able to use it to offset our taxable income.

Net Income

       As a result of the foregoing, our net income increased significantly from RMB8,649 million in fiscal year 2013 to RMB23,403 million (US$3,813 million) in fiscal year 2014. Net income in fiscal year 2013 was also reduced by the one-time Yahoo TIPLA amendment payment.

Net Income Attributable to Noncontrolling Interest

       Net income attributable to noncontrolling interest mainly represents the net income of Alibaba.com attributable to its public shareholders prior to its privatization in June 2012. Net income attributable to noncontrolling interest decreased by 24.8% from RMB117 million in fiscal year 2013 to RMB88 million (US$15 million) in fiscal year 2014, as there was no further net income attributable to noncontrolling interests related to Alibaba.com after the completion of its privatization.

Comparison of Fiscal Years 2012 and 2013

Revenue

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
China commerce	15,637	29,167	86.5%
International commerce	3,765	4,160	10.5%
Cloud computing and Internet infrastructure	515	650	26.2%
Others	108	540	400.0%

Total revenue	20,025	34,517	72.4%

       Total revenue increased by 72.4% from RMB20,025 million in fiscal year 2012 to RMB34,517 million in fiscal year 2013. The increase was primarily driven by our rapidly growing China commerce retail business.

China Commerce

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
Revenue
China commerce retail business	9,804	19,697	100.9%
Online marketing services	2,915	6,161	111.4%
Commission	703	1,112	58.2%

Others(1)	13,422	26,970	100.9%
	2,215	2,197	(0.8)%

Total	15,637	29,167	86.5%

(1)
Primarily consists of storefront fees.

       Revenue from our China commerce retail business increased by 100.9% from RMB13,422 million in fiscal year 2012 to RMB26,970 million in fiscal year 2013.

       Revenue growth during this period occurred in the context of and reflected an increase of 62.4% in GMV transacted on these marketplaces, including a 50.1% increase in GMV transacted on Taobao Marketplace from RMB549 billion in fiscal year 2012 to RMB824 billion in fiscal year 2013 as well as a 121.9% increase in GMV transacted on Tmall from RMB114 billion in fiscal year 2012 to RMB253 billion in fiscal year 2013, the commencement of monetization of Juhuasuan in fiscal year 2013 (we launched Juhuasuan in 2010) and increase in demand for online marketing services. The overall increase in total GMV transacted on these marketplaces was primarily driven by a 39.8% increase in the number of buyers and to a lesser extent by an increase in the level of their spending. The rapid increase in GMV transacted on Tmall in particular was attributable to the increasing number of buyers making purchases on Tmall, reflecting consumer preferences for branded products and a premium shopping experience, increases in the level of spending of buyers and the beneficial impact of promotional events. Revenue growth was also positively affected by an increase in monetization rate from 2.02% in fiscal year 2012 to 2.50% in fiscal year 2013, which was mainly a result of an increase in demand for online marketing services, the higher GMV contribution from Tmall as a proportion of total GMV and correspondingly higher growth in commissions revenue which also benefited from the commencement of monetization of Juhuasuan. The increase in China commerce retail revenue included a 100.9% increase in online marketing services revenue from RMB9,804 million in fiscal year 2012 to RMB19,697 million in fiscal year 2013, mainly as a result of increasing engagement by Taobao and Tmall merchants in using such services as well as the commencement of monetization of Juhuasuan. This increase in online marketing services revenue was primarily driven by a 59.2% increase in the number of clicks attributable to our P4P marketing services and a 20.7% increase in the cost-per-click paid by our merchants, reflecting increased demand from our merchants, which drove up pricing due to the bid-based nature of the mechanism used by merchants to purchase such services. To a lesser extent, our online marketing services revenue during this period was also positively impacted by an increase in the number of impressions displayed through our display marketing services. In addition, a 123.9% increase in GMV transacted on Tmall and commencement of monetization of Juhuasuan drove the 111.4% increase in commission revenue from RMB2,915 million in fiscal year 2012 to RMB6,161 million in fiscal year 2013. The published commission rates we charge by category as well as our blended commission rate remained relatively stable during this period, and accordingly, the increase in revenue from commissions during this period was principally a result of increased GMV transacted rather than any change in the pricing of commission rates.

       Mobile revenue represented an immaterial amount of revenue during both of these periods.

       Revenue from our China commerce wholesale business was RMB2,215 million in fiscal year 2012 and RMB2,197 million in fiscal year 2013, as the number of paying members remained relatively stable between the periods.

International Commerce

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
Revenue
International commerce retail business	223	392	75.8%
International commerce wholesale business	3,542	3,768	6.4%

Total	3,765	4,160	10.5%

       Revenue from our international commerce retail business increased by 75.8% from RMB223 million in fiscal year 2012 to RMB392 million in fiscal year 2013. The main reason for the increase was an increase in GMV transacted on AliExpress, primarily from an increase in the number of buyers, particularly in the United States, Russia and Brazil.

       Revenue from our international commerce wholesale business increased by 6.4% from RMB3,542 million in fiscal year 2012, of which 95.9% was from membership fees and value-added services and 4.1% was from online marketing services, to RMB3,768 million in fiscal year 2013, of which 90.5% was from membership fees and value-added services and 9.5% was from online marketing services. Revenue growth during this period was primarily due to an increase in the average revenue we generated from each member resulting from higher sales of value-added services.

Cost of Revenue

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
Cost of revenue	6,554	9,719	48.3%
Percentage of revenue	32.7%	28.2%

       Our cost of revenue increased by 48.3% from RMB6,554 million in fiscal year 2012 to RMB9,719 million in fiscal year 2013. The increase was primarily due to an increase of RMB578 million in traffic acquisition costs from RMB1,004 million in fiscal year 2012 to RMB1,582 million in fiscal year 2013 resulting from the expansion of our use of third-party marketing affiliate programs to drive additional user traffic to our marketplaces, an increase of RMB407 million in payment processing fees resulting from an increase in GMV transacted on our retail marketplaces, an increase of RMB281 million in costs associated with our logistics services, an increase of RMB275 million in bandwidth and co-location fees and depreciation expenses primarily due to increased user traffic on our websites, an increase of RMB248 million in business taxes and related surcharges mainly as a result of revenue growth, which was partially offset by the effects of the replacement of the business tax with VAT in China starting from late fiscal year 2013, which is netted against revenue, and an increase of RMB245 million in payroll and benefits costs, including share-based compensation expense, mainly resulting from an increase in employee headcount to support our user growth, increased user engagement and delivery of new products and services.

Product Development Expenses

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
Product development expenses	2,897	3,753	29.5%
Percentage of revenue	14.5%	10.9%

       Our product development expenses increased by 29.5% from RMB2,897 million in fiscal year 2012 to RMB3,753 million in fiscal year 2013. The increase was primarily due to an increase of RMB694 million in payroll and benefits costs, including share-based compensation expense, as we increased compensation packages to retain product development talent and an increase of RMB234 million in royalty fees paid to Yahoo driven by an increase in our revenue.

Sales and Marketing Expenses

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
Sales and marketing expenses	3,058	3,613	18.1%
Percentage of revenue	15.3%	10.5%

       Our sales and marketing expenses increased by 18.1% from RMB3,058 million in fiscal year 2012 to RMB3,613 million in fiscal year 2013. The increase was primarily due to an increase of RMB375 million in advertising and promotional spending, which included an increase of RMB166 million from RMB201 million to RMB367 million in online advertising expenses, to strengthen marketing of our Taobao Marketplace and Tmall brands, as well as an increase of RMB144 million in payroll and benefits costs, including share-based compensation expense and commissions paid to our sales staff, as we increased compensation packages to retain sales and marketing talent.

General and Administrative Expenses

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
General and administrative expenses	2,211	2,889	30.7%
Percentage of revenue	11.0%	8.3%

       Our general and administrative expenses increased by 30.7% from RMB2,211 million in fiscal year 2012 to RMB2,889 million in fiscal year 2013. The increase was primarily due to an increase of RMB612 million in payroll and benefits expenses, including share-based compensation expense, as we increased compensation packages to incentivize our management and other administrative staff, which was partially offset by the decrease of RMB178 million in professional services fees.

Impairment of Goodwill and Intangible Assets

       We conduct impairment assessments of our goodwill and intangible assets annually. In fiscal years 2012 and 2013, we concluded that the carrying amounts of certain reporting units exceeded their fair value and recorded an impairment charge of RMB135 million and RMB175 million, respectively.

Yahoo TIPLA Amendment Payment

       Pursuant to the Yahoo TIPLA amendment, we made a lump sum payment in the amount of US$550 million in fiscal year 2013.

Income from Operations and Operating Margin

	Year ended March 31,
	2012	2013
	RMB	RMB	% Change
	(in millions, except percentages)
Income from operations	5,015	10,751	114.4%
Percentage of revenue	25.0%	31.1%

       Our income from operations increased by 114.4% from RMB5,015 million in fiscal year 2012 to RMB10,751 million in fiscal year 2013. The increase was primarily due to the overall growth in our revenue and due to our revenue growing faster than the increases in our cost of revenue and expenses during the same period, taking into account the one-time Yahoo TIPLA amendment payment made in fiscal year 2013 as discussed above.

       Our operating margin increased from 25.0% in fiscal year 2012 to 31.1% in fiscal year 2013, taking into account the one-time Yahoo TIPLA amendment payment, which amounted to 10.1% as a percentage of revenue. The increase was primarily attributable to increases in our revenue. We also benefited from the network effects of our online marketplaces and a highly scalable business model as well as the effects of tax reform in China that replaced the business tax with VAT.

Interest and Investment Income, Net

       Our net interest and investment income decreased by 84.9% from RMB258 million in fiscal year 2012 to RMB39 million in fiscal year 2013. The decrease was primarily due to foreign exchange losses of RMB271 million arising from the revaluation of a foreign currency denominated inter-company loan and a decrease in interest income of RMB149 million as a result of lower interest rates, partially offset by investment gains of RMB100 million in fiscal year 2013 from a loss of RMB135 million in fiscal year 2012, resulting from changes in the fair value of our investment securities held for trading.

Interest Expense

       Our interest expense increased significantly from RMB68 million in fiscal year 2012 to RMB1,572 million in fiscal year 2013, primarily due to an increase of RMB849 million in interest expense relating to bank borrowings to partially finance the privatization of Alibaba.com in June 2012 and repurchase of our ordinary shares from Yahoo in September 2012, as well as RMB271 million of dividends paid on redeemable preference shares issued to Yahoo in September 2012, which we redeemed in May 2013.

Other Income, Net

       Our other income, net, increased by 173.4% from RMB327 million in fiscal year 2012 to RMB894 million in fiscal year 2013. The increase was primarily due to an increase of RMB250 million in royalty fees and software technology service fees paid by Alipay as a result of an increase in the volume of transactions processed by, and the pre-tax income of, Alipay, as well as an increase of RMB188 million in government grants received from central and local governments.

Income Tax Expenses

       Our income tax expenses increased by 73.0% from RMB842 million in fiscal year 2012 to RMB1,457 million in fiscal year 2013, primarily due to the increase in taxable profit from our operations in China. While PRC income tax law imposes a unified corporate income tax rate of 25% for both domestic enterprises and foreign invested enterprises, a number of our operating entities enjoyed various tax incentives in fiscal year 2012 through fiscal year 2013. Our effective tax rate was 15.2% and 14.4% in fiscal years 2012 and 2013, respectively.

Net Income

       As a result of the foregoing, our net income increased by 85.4% from RMB4,665 million in fiscal year 2012 to RMB8,649 million in fiscal year 2013. Net income in fiscal year 2013 was reduced by the one-time Yahoo TIPLA amendment payment in the amount of US$550 million.

Net Income Attributable to Noncontrolling Interest

       Net income attributable to noncontrolling interest primarily represents the net income of Alibaba.com attributable to its public shareholders prior to its privatization in June 2012, which decreased by 73.2% from RMB437 million in fiscal year 2012 to RMB117 million in fiscal year 2013, as there was no further net income attributable to noncontrolling interests related to Alibaba.com after the completion of its privatization.

Quarterly Results of Operations

       The following table sets forth our unaudited consolidated statement of operations data for each of the eight quarters from October 1, 2012 to September 30, 2014. The unaudited quarterly statement of operations data set forth below have been prepared on a basis consistent with our audited annual consolidated financial statements and we believe includes all normal recurring adjustments necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and the related notes.

	Three months ended
	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014
	(in millions of RMB)
Revenue:
China commerce	10,172	7,242	9,193	9,213	16,761	9,965	13,348	13,559
International commerce	1,094	1,043	1,117	1,176	1,264	1,294	1,469	1,617
Cloud computing and Internet infrastructure	165	166	174	190	196	213	236	285
Others	162	223	294	371	524	559	718	1,368

Total revenue	11,593	8,674	10,778	10,950	18,745	12,031	15,771	16,829
Costs and expenses:(1)
Cost of revenue	(2,911)	(2,277)	(2,727)	(3,001)	(4,171)	(3,470)	(4,585)	(5,596)
Product development expenses	(1,163)	(854)	(1,018)	(1,168)	(1,707)	(1,200)	(1,952)	(2,581)
Sales and marketing expenses	(1,249)	(521)	(713)	(657)	(1,897)	(1,278)	(1,212)	(1,749)
General and administrative expenses	(1,003)	(545)	(865)	(793)	(2,046)	(514)	(944)	(1,960)
Total costs and expenses	(6,533)	(4,222)	(5,358)	(5,702)	(9,944)	(6,580)	(8,927)	(12,484)

Income from operations	5,060	4,452	5,420	5,248	8,801	5,451	6,844	4,345

Net income attributable to ordinary shareholders	4,045	4,197	4,384	4,883	8,266	5,543	12,344	2,976

Non-GAAP EBITDA	5,774	4,908	6,094	6,505	11,246	6,886	8,574	8,493

Non-GAAP net income	4,834	4,508	4,583	5,893	10,463	6,671	7,317	6,808

(1) Share-based compensation expense	293	225	396	864	659	925	1,073	3,010

       The following table sets forth our quarterly results of operations as a percentage of revenues of the relevant period.

	Three months ended
	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014
	(as a percentage of revenue)
Revenue:
China commerce	87.8	83.5	85.3	84.1	89.4	82.8	84.6	80.6
International commerce	9.4	12.0	10.4	10.7	6.7	10.8	9.3	9.6
Cloud computing and Internet infrastructure	1.4	1.9	1.6	1.7	1.0	1.8	1.5	1.7
Others	1.4	2.6	2.7	3.5	2.9	4.6	4.6	8.1

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Costs and expenses:(1)
Cost of revenue	(25.1)	(26.3)	(25.3)	(27.4)	(22.3)	(28.8)	(29.1)	(33.2)
Product development expenses	(10.0)	(9.8)	(9.4)	(10.7)	(9.1)	(10.0)	(12.4)	(15.3)
Sales and marketing expenses	(10.8)	(6.0)	(6.6)	(6.0)	(10.1)	(10.6)	(7.7)	(10.4)
General and administrative expenses	(8.7)	(6.3)	(8.0)	(7.2)	(10.9)	(4.3)	(6.0)	(11.6)
Total costs and expenses	(56.4)	(48.7)	(49.7)	(52.1)	(53.0)	(54.7)	(56.6)	(74.2)

Income from operations	43.6	51.3	50.3	47.9	47.0	45.3	43.4	25.8

Net income attributable to ordinary shareholders	34.9	48.4	40.7	44.6	44.1	46.1	78.3	17.7

Non-GAAP EBITDA	49.8	56.6	56.5	59.4	60.0	57.2	54.4	50.5
Non-GAAP net income	41.7	52.0	42.5	53.8	55.8	55.4	46.4	40.5
(1) Share-based compensation expense	2.5	2.6	3.7	7.9	3.5	7.7	6.8	17.9

       The following table sets forth GMV and the percentage of mobile GMV transacted on our China retail marketplaces during the relevant period.

	Three months ended
	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014
GMV (in billions of RMB)(1)
Taobao Marketplace
GMV	255	223	257	275	346	295	342	380
Tmall GMV	91	71	88	99	183	135	159	176
Total GMV	346	294	345	374	529	430	501	556
Mobile GMV (as a percentage of total GMV)	7.4%	10.7%	12.0%	14.7%	19.7%	27.4%	32.8%	35.8%

(1)
GMV generated from traffic through Juhuasuan is recorded as either Taobao Marketplace GMV or Tmall GMV depending on which of these two marketplaces the transaction is completed.

Non-GAAP Measures

       We use non-GAAP EBITDA and non-GAAP net income, each non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

       We believe that non-GAAP EBITDA and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that we include in income from operations and net income. We believe that non-GAAP EBITDA and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

       Non-GAAP EBITDA and non-GAAP net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Non-GAAP EBITDA and non-GAAP net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

       Non-GAAP EBITDA represents income from operations (which excludes interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees) before (i) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill and intangible assets as well as (ii) one-time expense item consisting of an equity-settled donation expense that we do not believe are reflective of our core operating performance during the period presented.

       Non-GAAP net income represents net income before share-based compensation expenses, amortization, impairment of goodwill, intangible assets and investments, gain on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial Services and one-time expense items consisting of an equity-settled donation expense and expenses relating to the sale of our ADSs by existing shareholders in our initial public offering.

       The table below sets forth a reconciliation of our income from operations to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014
	(in millions of RMB)
Income from operations	5,060	4,452	5,420	5,248	8,801	5,451	6,844	4,345
Add: Share-based compensation expense	293	225	396	864	659	925	1,073	3,010
Add:
Amortization of intangible assets	32	25	35	39	123	118	234	598
Add:
Depreciation and amortization of property and equipment and land use rights	214	206	243	310	394	392	423	540
Add: Impairment of goodwill and intangible assets	175	—	—	44	—	—	—	—
Add: Equity-settled donation expense	—	—	—	—	1,269	—	—	—

Non-GAAP EBITDA	5,774	4,908	6,094	6,505	11,246	6,886	8,574	8,493

       The following table sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated.

	Three months ended
	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014
	(in millions of RMB)
Net income	4,094	4,266	4,448	4,937	8,357	5,661	12,438	3,030
Add: Share-based compensation expense	293	225	396	864	659	925	1,073	3,010
Add: Amortization of intangible assets	32	25	35	39	123	118	234	598
Add: Impairment of goodwill, intangible assets and investments	415	—	16	53	55	39	—	—
Add: Gain on deemed disposals/ disposals/ revaluation of investments(1)	—	(8)	(312)	—	—	(72)	(6,428)	(60)
Add: Equity-settled donation expense	—	—	—	—	1,269	—	—	—
Add: Expenses relating to the sale of ADSs by existing shareholders in initial public offering	—	—	—	—	—	—	—	195
Add: Amortization of excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services	—	—	—	—	—	—	—	35

Non-GAAP net income	4,834	4,508	4,583	5,893	10,463	6,671	7,317	6,808

(1)
Including a net gain of RMB6,251 million and RMB284 million (US$46 million) in the quarters ended June 30, 2014 and September 30, 2014, respectively, from step-up acquisitions arising from revaluations of previously held equity interests.

Quarterly Trends

       Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotional shopping activities we conduct.

       Historically, we have experienced the highest levels of revenues in the fourth calendar quarter of each year due to a number of factors, including sellers allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as Singles Day on November 11 of each year and the impact of seasonal buying patterns in respect of certain categories such as apparel. We have also experienced lower levels of revenues in the first calendar quarter of each year due to a lower level of allocation of online marketing budgets by sellers at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. In addition, seasonal weather patterns may affect the timing of buying decisions. For example, unexpectedly long periods of warm weather could delay the purchase of heavier clothing items that have higher average selling prices, resulting in lower than expected GMV.

       During the quarter ended December 31, 2012, we generated revenues of RMB11,593 million, which represented 33.6% of our revenues in fiscal year 2013, and during the quarter ended December 31, 2013, we generated revenues of RMB18,745 million, which represented 35.7% of our revenues in fiscal year 2014. During the quarter ended December 31, 2013, our revenue grew 61.7% over the same period in 2012, which was primarily driven by the growth of revenue from our China retail marketplaces while our GMV growth was 52.9%. The higher growth in revenue was due to a higher monetization rate of 3.05% in the quarter ended December 31, 2013 compared to 2.77% in the same period in 2012. The increase in monetization rate was primarily a result of the higher GMV contribution from Tmall as a portion of total GMV, higher online marketing budgets by merchants, particularly for promotional events related to Singles Day, as well as an increase in the mobile monetization rate from 0.55% in the quarter ended December 31, 2012 to 1.12% in the quarter ended December 31, 2013 as we began monetizing our mobile GMV beyond commissions through the introduction of online marketing services through mobile interfaces in this quarter. The net loss of RMB1,560 million in the quarter ended September 30, 2012 was due to the one-time Yahoo TIPLA amendment payment of US$550 million. The decrease in cost of revenue as a percentage of revenue starting from the quarter ended December 31, 2012 was mainly due to the replacement of business tax with VAT, which is netted against revenue, and due to increased operating leverage of our marketplace business model. The quarter-over-quarter increase of RMB1,253 million in general and administrative expenses during the quarter ended December 31, 2013 was due to a one-time equity-settled donation expense of RMB1,269 million. For the quarter ended June 30, 2014, our net income included a net gain of RMB6,251 million from step-up acquisitions arising from revaluations of previously held equity interests, primarily relating to UCWeb and OneTouch. The year-over-year decrease in income from operations during the quarter ended September 30, 2014 was primarily due to an increase in share-based compensation expense and an increase in amortization of intangible assets.

       Revenues increased by 38.7% from RMB8,674 million in the quarter ended March 31, 2013 to RMB12,031 million in the quarter ended March 31, 2014, which was primarily driven by the growth of revenue from our China retail marketplaces while GMV grew by 46.2% from RMB294 billion to RMB430 billion over the same periods, including 32.3% and 90.1% increases in Taobao Marketplace GMV and Tmall GMV, respectively. The revenue growth was lower than the GMV growth in this period due to lower monetization rates, which was primarily a result of higher mobile GMV as a percentage of total GMV from 10.7% to 27.4% in the quarter ended March 31, 2014 over the same period in 2013. While our mobile monetization rate increased from 0.47% to 0.98% in the quarter ended March 31, 2014 over the same period in 2013, it was lower than our non-mobile monetization rate.

       Revenues increased by 53.7% from RMB10,950 million in the quarter ended September 30, 2013 to RMB16,829 million (US$2,742 million) in the quarter ended September 30, 2014, which was primarily driven by the growth of revenue from our China retail marketplaces, while GMV grew by 48.7% from RMB374 billion to RMB556 billion (US$91 billion) over the same period, including 38.2% and 77.8% increases in Taobao Marketplace GMV and Tmall GMV, respectively. Mobile GMV as a percentage of total GMV increased from 14.7% in the quarter ended September 30, 2013 to 35.8% in the quarter ended September 30, 2014. Mobile monetization rate increased from 0.61% in the quarter ended September 30, 2013 to 1.87% in the quarter ended September 30, 2014. Overall monetization rate remained stable at 2.30% in the quarter ended September 30, 2014, compared to 2.31% in the same quarter of 2013.

       Our business is directly affected by the behavior of buyers and sellers on our marketplaces as well as overall consumer sentiment and activity levels. Consequently, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating or financial performance.

Liquidity and Capital Resources

       We fund our operations primarily from cash generated from our operations. As of September 30, 2014, we had cash and cash equivalents and short-term investments of RMB88,089 million (US$14,351 million) and RMB21,822 million (US$3,555 million), respectively. Short-term investments mainly consist of fixed deposits with maturities between three months and one year.

       The following table sets out a summary of our cash flows for the periods indicated.

	Year ended March 31,				Six months ended September 30,
	2012	2013	2014		2013	2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	9,275	14,476	26,379	4,298	9,657	16,042	2,613
Net cash (used in) provided by investing activities	(125)	545	(32,997)	(5,376)	(16,652)	(42,965)	(7,000)
Net cash provided by (used in) financing activities	475	(1,406)	9,364	1,526	4,819	81,954	13,352

       We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in technology, our underlying technical infrastructure, including data management and analytics solutions, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

Cash Provided by Operating Activities

       Cash provided by operating activities in the six months ended September 30, 2014 was RMB16,042 million (US$2,613 million) and primarily consisted of net income of RMB15,468 million (US$2,520 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included a net gain from our step-up acquisitions arising from revaluation of previously held equity interests totaling RMB6,535 million (US$1,065 million), RMB4,083 million (US$665 million) of share-based compensation expense, RMB963 million (US$157 million) of depreciation and amortization of property and equipment and land use rights, RMB832 million (US$136 million) of amortization of intangible assets and RMB749 million (US$122 million) of deferred income taxes. Changes in working capital and other activities primarily consisted of an increase of RMB3,631 million (US$592 million) in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business and an increase of RMB2,027 million (US$330 million) in merchant deposits, which relate to merchants operating on Tmall, partially offset by an increase of RMB6,338 million (US$1,033 million) in loan receivables as a result of the continued growth of our SME loan business. We recently agreed to sell the SME loan business to Ant Financial Services. The sale is subject to the receipt of certain regulatory approvals and other customary closing conditions.

       Cash provided by operating activities in fiscal year 2014 was RMB26,379 million (US$4,298 million) and primarily consisted of net income of RMB23,403 million (US$3,813 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustment for non-cash items primarily included RMB2,844 million (US$463 million) of share-based compensation expense, RMB1,269 million (US$207 million) of equity-settled donation expense, RMB1,466 million (US$239 million) of deferred income taxes and RMB1,339 million (US$218 million) of depreciation and amortization expenses. Changes in working capital and other activities primarily consisted of an increase of RMB9,175 million (US$1,494 million) in loan receivables as a result of the continued growth of our SME loan business and an increase of RMB3,567 million (US$581 million)

in prepayments, receivables and other assets as a result of the growth of our business, partially offset by an increase of RMB3,992 million (US$650 million) in accrued expenses, accounts payable and other current liabilities as a result of the growth of our business and an increase of RMB1,628 million (US$265 million) in merchant deposits, which relate to merchants operating on Tmall.

       Cash provided by operating activities in fiscal year 2013 was RMB14,476 million and primarily consisted of net income of RMB8,649 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustment for non-cash items primarily included RMB1,259 million of share-based compensation expense and RMB805 million of depreciation and amortization expenses. Changes in working capital and other activities primarily consisted of an increase of RMB3,657 million in accrued expenses and other current liabilities as a result of the growth of our business and an increase of RMB2,338 million in merchant deposits, which relate to merchants operating on Tmall, partially offset by an increase of RMB2,828 million in loan receivables as a result of the growth of our SME loan business.

       Cash provided by operating activities in fiscal year 2012 was RMB9,275 million and primarily consisted of net income of RMB4,665 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustment for non-cash items primarily included RMB1,254 million of share-based compensation expense, RMB715 million of depreciation and amortization expenses and RMB138 million of realized and unrealized loss on investment securities. Changes in working capital and other activities primarily consisted of an increase of RMB1,332 million in accrued expenses and other current liabilities as a result of the growth of our business and headcount, and an increase of RMB583 million in merchant deposits, which relate to merchants operating on Tmall.

Cash (Used in) Provided by Investing Activities

       Cash used in investing activities was RMB42,965 million (US$7,000 million) in the six months ended September 30, 2014 and was primarily attributable to RMB15,090 million (US$2,458 million) in equity investments mainly held for strategic purposes, including Youku Tudou, Weibo, Alibaba Health and Evergrande FC, RMB8,745 million (US$1,425 million) in cash paid for business combinations, net of cash acquired, including UCWeb, OneTouch and AutoNavi, a net increase in short-term investments of RMB8,774 million (US$1,430 million), acquisitions of available-for-sale and held-to-maturity investment securities of RMB6,045 million (US$985 million) and acquisitions of equipment, intangible assets and construction in progress of RMB4,703 million (US$766 million) primarily in connection with the purchase of computer equipment and the continued expansion of our corporate campus.

       Cash used in investing activities was RMB32,997 million (US$5,376 million) in fiscal year 2014 and was primarily attributable to RMB16,468 million (US$2,683 million) in equity investments mainly held for strategic purposes, including UCWeb, Weibo and AutoNavi, a net increase in short-term investments of RMB8,304 million (US$1,353 million) and acquisitions of land use rights, construction in progress and other property, equipment and intangible assets of RMB4,776 million (US$778 million) primarily in connection with the continued expansion of our corporate campuses and the purchase of computer equipment.

       Cash provided by investing activities was RMB545 million in fiscal year 2013 and was primarily attributable to a net decrease in short-term investments of RMB2,589 million and a net decrease in restricted cash of RMB334 million. The net decrease in restricted cash was mainly attributable to the release of restricted cash of RMB1,177 million from an escrow account following the completion of the Alibaba.com privatization in June 2012 and a release of RMB1,000 million in deposits for a one-time consumer protection program offered by Tmall that we funded in fiscal year 2012, which was partially offset by the increase in restricted cash of RMB1,884 million for our debt servicing reserve account required by our US$4.0 billion credit facilities drawn in fiscal year 2013. These amounts were partially offset by payments for acquisitions of land use rights, construction in progress and other property, equipment and intangible assets of RMB2,503 million primarily in connection with the expansion of our corporate campuses and the purchase of computer equipment.

       Cash used in investing activities was RMB125 million in fiscal year 2012 and was primarily attributable to acquisitions of land use rights, construction in progress and other property, equipment and intangible assets of RMB2,168 million primarily in connection with the expansion of our corporate campuses and the purchase of computer equipment, restricted cash of RMB2,108 million, primarily including RMB1,177 million that was put into escrow pending completion of the privatization of Alibaba.com and RMB1,000 million for consumer protection programs offered by Tmall in connection with a one-time program that we funded using our own money for consumer protection, acquisitions of equity investees of RMB761 million, acquisitions of available-for-sale and held-to-maturity investment securities of RMB508 million and loans to employees, net of repayments, of RMB305 million. These amounts were partially offset by proceeds from the net decrease in short-term investments of RMB3,728 million and proceeds from disposals of available-for-sale investment securities of RMB1,966 million.

Cash (Used in) Provided by Financing Activities

       Cash provided by financing activities was RMB81,954 million (US$13,352 million) in the six months ended September 30, 2014, and was primarily attributable to the issuance of ordinary shares of RMB61,871 million (US$10,081 million) in connection with our initial public offering as well as an increase in non-current bank borrowings of RMB18,652 million (US$3,038 million).

       Cash provided by financing activities was RMB9,364 million (US$1,526 million) in fiscal year 2014, and was primarily attributable to a drawdown of RMB29,947 million, or US$5.0 billion, from our US$8.0 billion credit facility, RMB24,788 million (US$4,038 million) of which was used for the refinancing of the US$4.0 billion credit facilities drawn in fiscal year 2013 and the payment of accrued and unpaid interest, and RMB5,131 million (US$836 million) of which was used to redeem the Yahoo preference shares and the accrued and unpaid dividends thereon, as well as a net increase of RMB7,166 million (US$1,167 million) in secured borrowings underlying our transfers of micro loans to third-party financial institutions.

       Cash used in financing activities was RMB1,406 million in fiscal year 2013 and was primarily attributable to the repurchase of our ordinary shares from Yahoo of RMB40,111 million and the privatization of Alibaba.com of RMB15,134 million. These amounts were partially offset by a drawdown of RMB24,463 million from our US$4.0 billion credit facilities, proceeds from the issuance of ordinary shares to third-party investors and through the exercise of options by our employees totaling RMB16,792 million, proceeds from the issuance of convertible preference shares issued to third-party investors of RMB10,542 million and a net increase of RMB2,098 million in secured borrowings underlying our transfers of micro loans to third-party financial institutions.

       Cash provided by financing activities was RMB475 million in fiscal year 2012, and was primarily attributable to proceeds from the issuance of ordinary shares in connection with the exercise of options by our employees of RMB618 million, and a net increase in borrowings of RMB121 million. These amounts were offset by payments for the acquisition of shares of Alibaba.com as part of an open market share repurchase program of RMB419 million.

Contractual Obligations

       The following table sets forth our commercial commitments as of March 31, 2014:

	Payment due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions of RMB)
Contractual Commitments
Purchase of property and equipment	980	980	—	—	—
Construction of corporate campuses	1,562	919	643	—	—
Leases for office facility and transportation equipment	420	198	210	4	8
Investment commitments	12,333	12,333	—	—	—
Co-location, bandwidth fees and marketing expenses	3,407	884	1,431	1,092	—

Total	18,702	15,314	2,284	1,096	8

Capital Expenditures

       Our capital expenditures have been incurred primarily in relation to (1) the acquisition of land use rights and construction of corporate campuses and office facilities in Hangzhou, Beijing and Shenzhen and (2) the acquisition of computer equipment relating to the operation of our websites, furniture and office equipment and leasehold improvements for our office facilities. In fiscal years 2012, 2013 and 2014, our capital expenditures totaled RMB2,168 million, RMB2,503 million and RMB4,776 million (US$778 million), respectively. In the six months ended September 30, 2014, our capital expenditures totaled RMB4,703 million (US$766 million).

Inflation

       Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2011, 2012 and 2013 was 5.4%, 2.6% and 2.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Contingent Liabilities

       As part of the repurchase of a portion of our ordinary shares from Yahoo in September 2012, we agreed to reimburse Yahoo in the event PRC tax is imposed on the capital gains realized by Yahoo in connection with the repurchase, equal to the lesser of (i) one half of the excess of (a) such PRC tax liability over (b) certain tax credits which Yahoo may utilize to reduce the amount of tax imposed in the United States, and (ii) US$100 million (RMB614 million). As of September 30, 2014, given the uncertainty in interpretation of the applicability of PRC tax to the repurchase as well as the magnitude of such capital gain, we have determined that the amount of such payment is not reasonably estimable. As such, we have not accrued any contingent loss in connection with this arrangement as of September 30, 2014.

Off-balance Sheet Commitments and Arrangements

       We did not have any off-balance sheet arrangements in fiscal year 2012, 2013 or 2014.

Holding Company Structure

       We are a holding company with no operations other than ownership of operating subsidiaries in Hong Kong, China and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries, including funds to pay dividends to our shareholders or to service our outstanding debts. The terms of our US$8.0 billion credit facility require us to maintain a minimum level of cash in a debt service reserve account, which will not be available to us to fund dividends or other distributions. Such minimum amount is stipulated as the amount for us to make required principal and interest payments that are due within a three-month period as determined from time to time, which amount was RMB209 million (US$34 million) as of March 31, 2014. If our operating subsidiaries incur additional debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions to us. In addition, applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Moreover, our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until such reserve has reached 50% of the related subsidiary's registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2014, these restricted assets totaled RMB18,943 million (US$3,086 million).

       Our holding company structure differs from some of our peers in that we hold our material assets and operations, except for ICP and other licenses for regulated activities, in our wholly-foreign owned enterprises and most of our revenue is generated directly by the wholly-foreign owned enterprises. As revenue is generated directly by our wholly-foreign owned enterprises, the wholly-foreign owned enterprises directly capture the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer such cash flow from the variable interest entities to the wholly-foreign owned enterprises. In fiscal years 2012, 2013 and 2014, the significant majority of our revenues were generated by our wholly-foreign owned enterprises in China.

Quantitative and Qualitative Analysis about Market Risk

Foreign Exchange Risk

       Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries, substantially all of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. We do not hedge against currency risk.

       The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. In April 2012, the PRC government announced that it would allow greater Renminbi exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

       To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us. As of September 30, 2014, we had U.S. dollar-denominated debt outstanding of US$8.0 billion. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our interest payments as to these debt would have increased/decreased by RMB48 million (US$8 million) in the six months ended September 30, 2014.

       As of September 30, 2014, we had Renminbi-denominated cash and cash equivalents and short term investments of RMB67,650 million and U.S. dollar-denominated cash and cash equivalents of US$6,860 million. Assuming we had converted RMB67,650 million into U.S. dollars at the exchange rate of RMB6.1380 for US$1.00 as of September 30, 2014, our total U.S. dollar cash balance would have been US$17,882 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$16,880 million.

Interest Rate Risk

       Our main interest rate exposure relates to bank borrowings. We also have interest-bearing assets, including cash and cash equivalents, short-term investments, restricted cash and loan receivables. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. From time to time, we use derivatives, such as interest rate swaps, to manage our interest rate exposure. After taking into consideration the interest rate swaps that are entered into for hedging purposes, approximately 52% of the aggregate principal amount of our bank and other debt was at floating rates, and the remaining 48% was at fixed rates as of September 30, 2014.

       As of September 30, 2014, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at September 30, 2014 was outstanding for the entire six months ended September 30, 2014, profit attributable to equity owners of our company would have been RMB522 million (US$85 million) higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

Market Price Risk

       We are exposed to market price risk primarily with respect to investment securities held by us which are reported at fair value. A substantial portion of our investment in equity investees are all held for long-term appreciation or for strategic purposes. All of these are accounted for under cost or equity method and not subject to market price risk. We are not exposed to commodity price risk.

       The sensitivity analysis is determined based on the exposure of financial assets at fair value to market price risks related to equity and debt securities at the end of each reporting period. The securities we hold are accounted for as trading or available-for-sale based on our investment intent. Their changes in fair values are recorded as income for trading securities or through equity for available-for-sale securities, respectively. If market prices of the respective instruments held by us had been 1% higher/lower as of September 30, 2014, our investment securities would have been approximately RMB55 million (US$9 million) higher/lower, of which the majority of such amounts relating to trading securities will be recognized as income or loss during the respective period.

Critical Accounting Policies and Estimates

       The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the amount reported in consolidated financial statements. These estimates and assumptions are periodically re-evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations, because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

Recognition of Revenue

       Revenue principally represents online marketing services revenue, commissions on transactions, membership and storefront fees and cloud computing revenue. Revenue comprises the fair value of the consideration received or receivable for the provision of services in our ordinary course activities and is recorded net of VAT. Consistent with the criteria of ASC 605 "Revenue Recognition," we recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

       The application of various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require significant contract interpretation to determine the appropriate accounting treatment, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting. Other significant judgments include determining whether we are acting as the principal or the agent in a transaction and whether separate contracts are considered part of a single arrangement.

       For multiple element arrangements with customers, which primarily relate to the sale of membership packages and online marketing services on our international wholesale marketplace, the arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management's best estimate of selling price. Significant judgment is required in assessing the fair values of these elements by considering standalone selling price and other observable data. Changes in the estimated fair values may cause the revenue recognized for each element to change but not the total amount of revenue allocated to a contract. We periodically re-assess the fair value of the elements as a result of changes in market conditions. These multiple element arrangements are currently not significant to our operations. Revenue recognition for P4P marketing service and display marketing on our marketplaces does not require our management to exercise significant judgment or estimate. For other arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction; we record P4P marketing services revenue and display marketing revenue generated through third-party marketing affiliate programs on a gross basis, and revenue relating to the Taobaoke program on a net basis. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we record revenue on a gross basis. We record the net amount as revenue share earned if we are not primarily obligated and do not have inventory risk or latitude in establishing prices. In addition, we also assess whether separate contracts are treated as a single transaction. These judgments could have significant implications on the amount of revenue recognized by us.

Share-based Compensation Expense and Valuation of Our Ordinary Shares

       We account for various types of share-based awards granted to the employees, consultants and directors of our company, our affiliates and certain other companies, such as Alipay, in accordance with the authoritative guidance on share-based compensation expense. Under the fair value recognition provision of such guidance, compensation for share-based awards granted, including share options, restricted shares and RSUs, is measured at the grant date, or at future vesting date in the case of consultants or other grantees, based on the fair value of the awards and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award, on an accelerated attribution method. Therefore, in the case of share-based awards to non-employees, the fair value of the unvested portion is re-measured each period, with the resulting difference, if any, recognized as expense during the period the related services are rendered. Under the accelerated attribution method, each vesting installment of a graded vesting award is treated as a separate share-based award, accordingly each vesting installment is separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

       Share-based compensation expense is recorded net of estimated forfeitures in our consolidated income statement and as such is recorded for only those share-based awards that we expect to vest. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes in facts and circumstances, if any. We revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates.

       Determining the fair value of share-based awards requires significant judgment. We estimated the fair value of our share options using the Black-Scholes option-valuation model, which requires inputs such as the fair value of our ordinary shares, risk-free interest rate, expected dividend yield, expected life and expected volatility on the following assumptions:

  •
  Fair value of our ordinary shares — prior to our initial public offering in September 2014, the fair value was based on management estimates, as discussed in the paragraphs below. Subsequent to our initial public offering, the market price of our publicly traded ADSs is used as an indicator of fair value for our ordinary shares.

  •
  Risk free interest rate — the risk free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected life of the share options.

  •
  Expected dividend yield — we have never declared or paid any cash dividends on our ordinary shares and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

  •
  Expected life — the expected term was estimated based on the average between the vesting period and the contractual term.

  •
  Expected volatility — as we do not have a trading history for our ordinary shares, the expected volatility for our ordinary shares was estimated by taking the average historical price volatility for industry peers based on the price fluctuations of their shares over a period equivalent to the expected term of the share options granted. Industry peers consist of several public companies in the technology industry similar in size, which are engaged in similar business sectors in China and worldwide. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own ordinary share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

       The following table presents the assumptions used to estimate the fair value of options granted during the periods presented:

	Year ended March 31,			Six months ended September 30,
	2012	2013	2014	2014
Risk-free interest rate	0.71% – 1.17%	0.67% – 0.70%	0.69% – 1.52%	1.41% – 1.99%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected life (years)	4.38	4.38	4.25 – 4.38	4.25 – 5.75
Expected volatility	48.3% – 48.8%	41.7% – 44.9%	37.0% – 39.3%	36.4% – 40.8%

       If any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

       The administrators of our share incentive plans, comprising two of our executive officers, have the discretion to determine the fair value of our ordinary shares. Such plans require that all options granted be exercisable at a price not less than the fair value of our ordinary shares on the date of grant. In the absence of a public trading market, the determination of the fair value of our ordinary shares by the administrators was made with reference to the price at which we had recently sold our ordinary shares to third party investors, or other representative private share sale transactions entered into on an arms-length basis known to us. If such references were not available, the valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants' Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

  •
  our operating and financial performance;

  •
  current business conditions and projections;

  •
  our stage of development;

  •
  the prices, rights, preferences and privileges of our convertible preference shares relative to our ordinary shares;

  •
  the likelihood of achieving a liquidity event for the ordinary shares underlying these share-based awards, such as an initial public offering;

  •
  any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

  •
  the market performance of industry peers.

       In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (convertible preference shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, two scenarios were assumed, namely: (i) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preference shares and ordinary shares, and (ii) the mandatory conversion scenario, in which equity value was allocated to convertible preference shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during fiscal year 2014 and the subsequent periods in light of preparations for our initial public offering.

       Up until the contemporaneous valuation report as of January 15, 2014, our BEV was estimated using a combination of two generally accepted approaches: the market approach using the guideline company method, or GCM, and the income approach using the discounted cash flow method, or DCF. The market approach considers valuation metrics based on trading multiples of a selected industry peer group of companies. Three multiples, adjusted for different growth rates, profit margins, tax rates and risk levels, are calculated for the guideline companies, namely (i) enterprise value to sales; (ii) enterprise value to earnings before interest, tax, depreciation and amortization; and (iii) enterprise value to earnings before interest and tax. The median price multiples for the first forecasted year of the guideline companies are applied to our respective valuation metrics to derive our enterprise value. The DCF method estimates enterprise value based on the estimated present value of future net cash flows that the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate based on the guideline companies' weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. Discount rates of 14.5%, 13.0%, 13.5%, 11.5% and 11.5% were used in connection with our DCF analysis included in our contemporaneous valuation reports issued by an independent appraisal firm on April 30, 2013, October 10, 2013, January 15, 2014, April 16, 2014 and June 25, 2014, respectively. Significant management judgment is involved in determining the projected cash flows and the discount rates, which reflect the risks of our business and other variables. The GCM and DCF methods are then weighted equally in determining our BEV. In addition, a marketability discount, taking into consideration the plans for and status of our proposed initial public offering, of 12.0%, 10.0%, 10.0%, 5.0% and 4.0% was applied to arrive at the BEV as of April 30, 2013, October 10, 2013, January 15, 2014, April 16, 2014 and June 25, 2014, respectively.

       In addition to the GCM and DCF methods, for the contemporaneous valuation reports as of April 16, 2014 and June 25, 2014, the market transaction method, or MTM, was also adopted. MTM considers recent transactions of secondary shares by our existing shareholders, which indicate the equity value of the underlying business being evaluated. We assigned a 50% weighting to MTM and the remaining 50% weighting equally to GCM and DCF. We assigned a higher weighting to MTM than GCM and DCF due to the higher volume of third-party private transactions that have taken place since April 2014, because we consider independent market transactions to be important indicators of fair value as the Company approaches an initial public offering.

       Subsequent to our initial public offering in September 2014, the market price of our publicly traded ADSs is used as an indicator of fair value of our ordinary shares.

       We granted share-based awards between April 1, 2011 and November 13, 2014 at these fair values:

Grants made during the three months ended	Type of awards/ issuance	Ordinary shares underlying each award	Fair value of our ordinary shares	Exercise price
June 30, 2011	RSU	3,900,534	US$8.00	N/A
	Option	310,000	US$8.00	US$8.00
September 30, 2011	Option	420,000	US$10.00	US$10.00
	RSU	1,617,500	US$10.00	N/A
December 31, 2011	Option	460,000	US$13.50	US$13.50
	RSU	1,869,000	US$13.50	N/A
June 30, 2012	RSU	15,615,589	US$13.50	N/A
September 30, 2012	Option	230,000	US$13.50	US$13.50
	RSU / restricted shares	3,993,682	US$13.50	N/A
December 31, 2012	RSU	587,563	US$15.50	N/A
March 31, 2013	Option	250,000	US$15.50	US$15.50
	RSU	2,073,673	US$15.50	N/A
June 30, 2013	RSU	793,256	US$15.50	N/A
	RSU	19,424,081	US$18.50	N/A
	Option	7,590,500	US$18.50	US$18.50
September 30, 2013	RSU / restricted shares	3,083,819	US$18.50	N/A
	Option	20,000	US$22.00	US$22.00
	RSU	3,386,346	US$22.00	N/A
December 31, 2013	Option	235,000	US$22.00	US$22.00
	RSU / restricted shares	129,779	US$22.00	N/A
	Option	250,000	US$25.00	US$25.00
	RSU	1,947,661	US$25.00	N/A
March 31, 2014	RSU	2,236,888	US$25.00	N/A
	Option	42,500	US$32.00	US$32.00
	RSU	56,000	US$32.00	N/A
	RSU	1,256,720	US$40.00	N/A
June 30, 2014	RSU	4,513,292	US$50.00	N/A
	Option	110,000	US$50.00	US$50.00
September 30, 2014	RSU	9,220,000	US$56.00	N/A
	Option	13,000,000	US$56.00	US$56.00
	RSU	22,442,768	US$59.00	N/A
	Option	333,000	US$59.00	US$59.00
	RSU	2,369,766	US$63.00	N/A
	Option	10,000	US$63.00	US$59.00
	Option	150,000	US$63.00	US$63.00
	RSU	48,000	US$90.57	N/A

       During the same period, we also had the following transactions for the subscription of restricted shares and subscription of rights to acquire restricted shares at these fair values:

Transactions during the three months period ended	Type of issuance	Ordinary shares underlying each transaction	Fair value of our ordinary shares	Subscription price /exercise price
June 30, 2011	Subscription of restricted shares	17,010,000	US$8.00	US$6.50
September 30, 2013	Subscription of rights to acquire our restricted shares	18,000,000	US$18.50	US$14.50

       Subscription of rights to acquire our restricted shares.    In July 2013, we offered selected partners of the Alibaba Partnership subscription rights to acquire our restricted shares. These rights are not subject to any vesting conditions and entitle the holders to purchase restricted shares at a price of US$14.50 per share during a four year period. Upon the exercise of such rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. The fair value of the rights was determined by the Black-Scholes option-valuation model and was paid in full in cash by the subscribers. Therefore, no compensation expense was recorded for these rights. A discount for post-vesting sales restriction of 38% was applied to arrive at the estimated value of the restricted shares for the determination of the fair value of the rights. In July 2014, we repurchased 5,000,000 of the rights from a member of our management who was previously holding these rights on behalf of future members of the Alibaba Partnership at their original subscription price. Following the repurchase, we offered 1,500,000 of these rights to subscribe for our restricted shares to new members of the Alibaba Partnership under the same terms. Share-based compensation expense equivalent to the entire fair value of these rights less the initial subscription price was recorded in the period of subscription.

       The following table sets forth the fair value of our ordinary shares estimated at different times for the purpose of the accounting of our share-based awards based on representative transactions among our shareholders, our issuance of ordinary shares to third-party investors, contemporaneous valuation reports from an independent appraisal firm and the other factors described above:

For the three months ended	Fair value per share
June 30, 2011	US$8.00
September 30, 2011	US$10.00
December 31, 2011	US$13.50
March 31, 2012	US$13.50
June 30, 2012	US$13.50
September 30, 2012	US$13.50 – US$15.50
December 31, 2012	US$15.50
March 31, 2013	US$15.50
June 30, 2013	US$15.50 – US$18.50
September 30, 2013	US$18.50 – US$22.00
December 31, 2013	US$22.00 – US$25.00
March 31, 2014	US$25.00 – US$40.00
June 30, 2014	US$40.00 – US$56.00
September 30, 2014
Up to September 18, 2014	US$56.00 – US$68.00
From September 19, 2014 to September 30, 2014(1)	US$86.62 – US$99.70

(1)
Based on the intra-day trading prices of our ADSs on the New York Stock Exchange.

       We believe the growth of the fair value of our ordinary shares since the second calendar quarter of 2011 was primarily due to the organic growth of our business and the continuous improvement in our financial performance as a whole.

       The determined fair value of our ordinary shares increased from US$8.00 per share in the second calendar quarter of 2011 to US$13.50 per share in the fourth calendar quarter of 2011. Valuation during the fourth calendar quarter of 2011 was determined with reference to a liquidity program offered by institutional investors to our employees and other shareholders of a total consideration of US$2.0 billion (RMB12.3 billion).

       Fair value of our ordinary shares further increased from US$13.50 per share in the fourth calendar quarter of 2011 to US$15.50 in the third calendar quarter of 2012 based on the issuance of ordinary shares to third-party investors of a total consideration of US$2.6 billion (RMB16.0 billion).

       Since then, changes in fair value were determined by management with reference to contemporaneous valuation reports at various times. Fair value of our ordinary shares increased from US$15.50 in the third calendar quarter of 2012 to US$18.50 in the second calendar quarter of 2013. We believe the change was primarily attributable to an updated business outlook based on a review of our actual financial performance at the time.

       Fair value of our ordinary shares increased from US$18.50 in the second calendar quarter of 2013 to US$22.00 in the third calendar quarter of 2013. We believe the change was primarily attributable to the increase in valuation metrics of our industry peer group of companies during the period.

       Fair value of our ordinary shares increased from US$22.00 in the third calendar quarter of 2013 to US$25.00 in the fourth calendar quarter of 2013. We believe the change was primarily attributable to an updated business outlook based on a review of our actual financial performance, as well as decreases in both the discount rate and marketability discount during this period.

       Fair value of our ordinary shares increased from US$25.00 in the fourth quarter of 2013 to US$32.00 in mid-January 2014. We believe the change was primarily attributable to an updated business outlook based on a review of our actual financial performance and an increase in the valuation metrics of our industry peer group of companies.

       Fair value of our ordinary shares increased from US$32.00 in January 2014 to US$40.00 in March 2014 and US$50.00 in April 2014, respectively. We believe the increases were primarily attributable to our stated intention to conduct an initial public offering in the United States, which led to decreases in both the discount rate and marketability discount, as reflected in the increases in the volume and price of our ordinary shares in secondary transactions which provided benchmarks for a higher fair value. The increase was also attributable to the impact of the rolling forward of the Company's financial metrics from fiscal year 2014 to fiscal year 2015 used in the GCM method.

       Subsequently in June 2014, the fair value of our ordinary shares increased to US$56.00. We believe the increase was attributable to an updated business outlook based on a review of our actual financial performance. Such fair value also reflected the trading price of our ordinary shares with respect to secondary transactions. In July 2014, the fair value of our ordinary shares further increased to US$59.00 based on an update using the latest valuation metrics of our industry peer group of companies as well as a lower marketability discount given the reduction in the assumed timing to a liquidity event.

       Fair value of our ordinary shares was determined to be US$63.00 per share based upon the mid-point of the range of our then estimated initial public offering price on September 5, 2014 and our initial public offering price was subsequently determined to be US$68.00 per share on September 18, 2014.

       Based upon the market price of US$88.85 per ADS as of September 30, 2014, the aggregate intrinsic value of our share-based awards outstanding as of the same date was approximately US$10,400 million, of which approximately US$2,417 million related to vested share-based awards and approximately US$7,983 million related to unvested share-based awards.

       As of September 30, 2014, the total unamortized share-based compensation expense related to our ordinary shares that we expect to recognize was RMB16,234 million or US$2,639 million with a weighted-average remaining requisite service period of 2.3 years. To the extent the actual forfeiture rate is different from what we have anticipated, share-based compensation expense related to these awards will be different from our expectations. Furthermore, share-based compensation expense will be affected by changes in the fair value of our shares, as certain share-based awards were granted to non-employees where the unvested portions of the awards are re-measured at each reporting date through the vesting dates in the future. As of September 30, 2014, share-based awards granted to non-employees included 527,840 share options and 7,403,140 restricted shares and RSUs. In addition, share-based compensation expense will also be affected by changes in the fair value of awards granted to our employees by Junhan, which is controlled by Jack Ma. Ant Financial Services has informed us that they expect Junhan will also issue additional share-based awards to our employees from time to time in the future. The expenses associated with these awards will be recognized across the functions in which the award recipients are employed and may be significant in future periods. These awards are similar to share appreciation awards linked to the valuation of Ant Financial Services and accounted for as financial derivatives.

       Alibaba.com Limited, a consolidated subsidiary that was listed on the Hong Kong Stock Exchange from November 2007 to June 2012, also issued various types of share-based awards to its employees prior to its privatization and delisting. Share-based compensation expense underlying those subsidiary awards was insignificant.

Equity-settled Donation Expense

       In October 2013, we granted options to acquire 50,000,000 of our ordinary shares to a non-profit organization designated by Jack Ma and Joe Tsai, subject to irrevocable instructions to designate and transfer these share options to the separate charitable trusts to be established by Jack and Joe. These share options were approved by our board of directors and the options are not subject to any vesting condition and are exercisable for a period of four years starting from the grant date. The exercise price of these options is US$25.00 per share based on a fair market value appraisal process. For each of the eight years beginning one year after the date of listing of our ordinary shares on a recognized stock exchange, the charitable trusts are permitted to sell only up to 6,250,000 ordinary shares (or one-eighth of the total number of ordinary shares subject to the options) per year excluding such number of unsold ordinary shares carried forward from previous years. The fair value of the share options was determined using the Black-Scholes option valuation model, which requires inputs such as the fair value of the underlying restricted shares, risk-free interest rate, expected dividend yield, expected life and expected volatility. As we do not have a history of granting such options for charity purposes, the expected life was estimated to be the exercisable period of the options. To determine the fair value of the restricted shares, discounts for post-vesting sales restrictions from 18% to 38% were applied to the fair value of our ordinary shares depending on the duration of the restriction period of each particular tranche. We have determined the fair value of these options based on the methodology described above, with the assistance of an independent appraisal firm. As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million (US$207 million) was recognized in full and recorded in general and administrative expenses during fiscal year 2014.

       The considerations, assumptions and valuations of ordinary shares as well as assumptions for risk-free interest rate, expected dividend yield and expected volatility used to calculate the equity-based donation expense are the same as those used in connection with our share-based awards during the corresponding period. See "— Share-based Compensation Expense and Valuation of Our Ordinary Shares."

Recognition of Income Taxes and Deferred Tax Assets/Liabilities

       We are mainly subject to income tax in China, but are also subject to taxation on profit arising in or derived from the tax jurisdiction where our subsidiaries are domiciled and operate outside China. Income taxes are assessed and determined on an entity basis. There are transactions (including entitlement to preferential tax treatment and deductibility of expenses) where the ultimate tax determination is uncertain until the final tax position is confirmed by relevant tax authorities. In addition, we recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes could be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

       Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to the temporary differences arising from accrued expenses which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding taxes when they are remitted offshore to us. As of March 31 and September 30, 2014, the amounts accrued in deferred tax liabilities relating to such withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries operating in China will not be indefinitely reinvested in China. A change in our judgment as to whether we will reinvest the profits in China indefinitely will impact the deferred tax liabilities to be provided in the future.

Fair Value Determination Related to the Accounting for Business Combinations

       A component of our growth strategy has been to acquire and integrate complementary businesses into our ecosystem. We complete business combinations from time to time which require us to perform purchase price allocations. In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, as well as the fair value of any contingent consideration to be recognized, we use valuation techniques such as discounted cash flow analysis and ratio analysis in comparison to comparable companies in similar industries under the income approach, market approach and cost approach. Major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital and the effect of expected changes in regulation. Most of the valuations of our acquired businesses have been performed by valuation specialists under our management's supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

       We have a significant amount of investments and liabilities that are classified as Level 2 and Level 3 according to ASC 820 "Fair Value Measurement and Disclosures." The valuations for the investments classified as Level 2 relating to financial derivatives and interest rate swaps are provided by independent third parties such as the custodian banks. The valuation for the liabilities classified as Level 3 relating to contingent consideration and put liability in relation to investments and acquisitions are determined based on unobservable inputs, such as historical financial results and assumptions about future growth rates, which require significant judgment to determine the future outcome of such contingencies.

Impairment Assessment on Goodwill and Intangible Assets

       We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill and intangible assets have suffered any impairment. For the impairment assessment on goodwill, we have elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

       For the quantitative assessment of goodwill impairment, we identify the reporting units and compare the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.

       If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. For intangible assets, we perform an impairment assessment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. These assessments primarily use cash flow projections based on financial forecasts prepared by management and an estimated terminal value. The expected growth in revenues and operating margin, timing of future capital expenditures, an estimate of weighted average cost of capital and terminal growth rate are based on actual and prior year performance and market development expectations. The periods of the financial forecasts generally range from three to five years. Judgment is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Impairment of Investments in Equity Investees

       We continually review our investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. Factors that we consider include the length of time that the fair value of the investment is below our carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds completed by these equity investees. Judgment is required to determine the weighting and impact of the aforementioned factors and changes to such determination can significantly affect the results of the impairment tests.

Depreciation and Amortization

       The costs of property and equipment and intangible assets are charged ratably as depreciation and amortization expenses, respectively, over the estimated useful lives of the respective assets using the straight-line method. We periodically review changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation and amortization rates. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore depreciation and amortization expenses in future periods.

Allowance for Doubtful Accounts Relating to Micro Loans

       We record allowances for doubtful accounts on the micro loans according to our best estimate of the losses inherent in the outstanding portfolio of loans. The loan periods extended by us to merchants generally range from 7 days to 360 days. We estimate the allowances by multiplying pre-determined percentages to the outstanding loan amounts based on the aging of the loans. Given that substantially all borrowers are merchants on our marketplaces, we are able to monitor the transaction history of these merchants and other operating data accumulated on our platforms, and assess the general financial health of these borrowers. Judgment is required to determine the percentages used to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such percentages continue to reflect our best estimate of the inherent losses based on our assessment of the merchants' ability to repay the loans.

Recent Accounting Pronouncements

       In July 2012, the FASB issued revised guidance on "Testing Indefinite-Lived Intangible Assets for Impairment." The revised guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with U.S. GAAP. The revised guidance was adopted by us beginning in fiscal year 2014. The revised guidance does not have a material effect on our financial position, results of operations or cash flows.

       In February 2013, the FASB issued revised guidance on "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance was early adopted by us beginning in fiscal year 2012. The revised guidance does not have a material effect on our financial position, results of operations or cash flows.

       In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists," which provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance is effective prospectively for us for fiscal year 2015. The new guidance will not have a material effect on our financial position, results of operations or cash flows.

       In April 2014, the FASB issued ASU 2014-08, "Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity," which provides a narrower definition of discontinued operations than under existing U.S. GAAP. ASU 2014-08 requires that only a disposal of a component of an entity, or a group of components of an entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity's operations and financial results should be reported in the financial statements as discontinued operations. ASU 2014-08 also provides guidance on the financial statement presentations and disclosures of discontinued operations. The new guidance is effective prospectively for us to all new disposals of components and new classifications as held for sale beginning April 1, 2015. We are evaluating the effects, if any, that the adoption of this guidance will have on our financial position, results of operation or cash flows.

       In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in "Topic 605, Revenue Recognition" and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for us for the interim reporting period ending June 30, 2017, with early application not permitted. We are evaluating the existing revenue recognition policies to determine whether any contracts in the scope of the guidance will be affected by the new requirements.

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  Exhibit 99.2
SUPPLEMENTAL INFORMATION RELATING TO ALIBABA GROUP I. FORWARD LOOKING STATEMENTS
II. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS